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As filed with the Securities and Exchange Commission on April 5, 2004

Registration No. 333-113774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BRUKER BIOSCIENCES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-3110160 (I.R.S. Employer Identification Number)
40 Manning Road Billerica, MA 01821 (978) 663-3660 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Frank H. Laukien, Ph.D.
Chairman, President and Chief Executive Officer
40 Manning Road
Billerica, MA 01821
(978) 663-3660
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

With a copy to:
Richard M. Stein, Esq. Nixon Peabody LLP 101 Federal Street Boston, Massachusetts 02110 (617) 345-1000	Donald J. Murray, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor is it soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued April 5, 2004

15,000,000 SHARES

BRUKER BIOSCIENCES CORPORATION

COMMON STOCK

        We and the selling stockholders identified in this prospectus are offering 15,000,000 shares of our common stock, par value $.01 per share. Of the shares of common stock offered, 3,000,000 shares are being offered by us and 12,000,000 shares are being offered by the selling stockholders. We will not receive any proceeds from the sale of shares by any of the selling stockholders.

        Our common stock is traded on the Nasdaq National Market under the symbol "BRKR." On April 2, 2004, the reported last sale price of our common stock on the Nasdaq National Market was $5.14 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

PRICE $            PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

        We and the selling stockholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 2,250,000 additional shares, in the aggregate, of our common stock from us and the selling stockholders, on a proportionate basis, within 30 days following the date of this prospectus to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        Delivery of the shares of common stock is expected on or about                        , 2004.

BEAR, STEARNS & CO. INC.	UBS INVESTMENT BANK
SG COWEN

The date of this prospectus is                        , 2004.

IMPORTANT NOTICE TO READERS

        You should rely only on the information contained in or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from the information contained in or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales of these securities are permitted. You should not assume that information contained in this prospectus or in any document incorporated by reference is accurate as of any date other than the date of the document that contains the information, regardless of when this prospectus is delivered or when any sale of our securities occurs. Before making an investment decision, you should read this prospectus along with the information incorporated by reference in this prospectus. See "Where You Can Find More Information" for more information.

        We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

        In this prospectus, we use the terms "Bruker BioSciences," "we," "us" and "our" to refer to Bruker BioSciences Corporation and its subsidiaries.

i

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        Statements in this prospectus and in documents incorporated by reference in this prospectus contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which represent our management's beliefs and assumptions concerning future events. When used in this prospectus and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding financial forecasts or projections and our expectations, beliefs, intentions or future strategies. These statements are often signified by the words "expects," "anticipates," "intends," "believes" or similar language. These forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. It is routine for our internal projections and expectations to change as the year or each quarter in the year progress, and therefore you should clearly understand that the internal projections, beliefs and assumptions upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we may not inform you if they do.

        You should understand that many important factors, in addition to those discussed or incorporated by reference in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include those described in this prospectus under "Risk Factors." In light of these risks and uncertainties, the forward-looking events discussed or incorporated by reference in this prospectus might not occur.

ii

PROSPECTUS SUMMARY

        This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus, including "Risk Factors," as well as our consolidated financial statements and schedule and related notes incorporated by reference in this prospectus, before deciding to invest in our common stock. Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock.

Our Business

        We design and market products to address the rapidly evolving needs of the life science industry, and we are the publicly traded parent company of both Bruker Daltonics Inc. and Bruker AXS Inc. Bruker Daltonics is a leading developer and provider of innovative life science tools based on mass spectrometry and also develops and provides a broad range of field analytical systems for nuclear, biological and chemical detection. Bruker AXS is a leading developer and provider of life science and advanced materials research tools based on X-ray technology.

        Bruker Daltonics' mass spectrometers are sophisticated devices that measure the mass or weight of a molecule and can provide accurate information on the identity, quantity and primary structure of molecules. Our mass spectrometry-based solutions often combine advanced mass spectrometry instrumentation; automated sampling and sample preparation robots; reagent kits and other disposable products, called consumables, used in conducting tests, or assays; and powerful bioinformatics software. We offer mass spectrometry systems and integrated solutions for applications in multiple existing and emerging life science markets including genomics, expression proteomics, clinical proteomics, metabolic and peptide biomarker profiling, drug discovery and development, molecular diagnostics research and molecular and systems biology, as well as basic molecular medicine research. Our substantial investment in research and development allows us to design, manufacture and market a broad array of products intended to meet the rapidly growing needs of our diverse customer base. Our customers include pharmaceutical companies, biotechnology companies, proteomics companies, molecular diagnostics companies, academic institutions and government agencies. In addition, we market some of our life science systems through strategic distribution arrangements with Agilent Technologies, Sequenom and others. We are also a worldwide leader in supplying mass spectrometry-based and other systems for NBC detection in emergency response, homeland security and defense applications.

        Bruker AXS' X-ray systems are advanced instruments that use extremely short wavelengths of energy to determine the characteristics and composition of matter as well as the three-dimensional structure of molecules. Depending on the application, our X-ray systems utilize one of three core X-ray analysis methods: single crystal diffraction, known as SCD or X-ray crystallography; polycrystalline X-ray diffraction, known as XRD or X-ray diffraction; and X-ray fluorescence, known as XRF. Using our modular platforms, we often combine each of these three technology applications with sample preparation tools, automation, consumables and data analysis software. Our products, which have particular application in structural proteomics, drug discovery, and materials and nanotechnology research fields, provide our customers with the ability to determine the three-dimensional structure of specific molecules, such as proteins, and to characterize and determine the properties and composition of materials. Our customers include biotechnology and pharmaceutical companies, nanotechnology companies, semiconductor companies, raw material manufacturers, chemical companies, academic institutions and other businesses involved in materials and structure analysis.

Our Market Opportunity

        Our systems and integrated solutions address multiple existing and emerging markets, including:

Life Sciences

        We design products that address, among other things, the rapidly evolving needs of the life science industry, academic institutions and research hospitals. The sequencing of the human genome has led to advances that are fueling further investment in the discovery and identification of genetic variation, peptides and proteins, as well as small molecule metabolites, often collectively referred to as systems biology. These developments, combined with advances in combinatorial chemistry, which is the creation of libraries of chemical compounds, and in basic molecular biology and medical research, are spurring growth in the following developing and emerging areas:

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  pharmacogenomics and pharmacoproteomics;

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  expression proteomics;

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  clinical proteomics;

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  interaction proteomics;

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  structural proteomics;

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  new methods of drug discovery;

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  biomarker discovery and molecular diagnostics research;

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  metabolic profiling, or metabonomics, in drug development and biomarker research; and

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  pathogen and biological warfare agent detection and identification.

NBC Detection

        We design products to address the evolving needs of governments, in particular defense and homeland security forces with respect to nuclear radiation detection and chemical warfare agent detection, as well as biological warfare agent detection and pathogen identification, collectively known as NBC (nuclear, biological, and chemical) detection. These products are used to detect the presence of such things as radioactivity, nerve gas or biological agents and play a vital role in the fight against terrorism. The market for NBC detection and identification systems, as well as for life science systems for biological defense research, has experienced significant growth and budget increases, and is driven primarily by the United States and the United Kingdom governments.

Material and Nanotechnology Research

        We also design products that are vital in the research of the properties and structure of materials, including nanomaterials, and the determination and analysis of the elemental composition of various materials. These fields, known as materials and nanotechnology research, involve the discovery and characterization of new material such as nanomaterials, semiconductors, thin films, and catalysts and the determination of the elemental compositions of chemicals, petrochemicals, pharmaceuticals, semiconductors, steel, cement, plastics and rubber in manufacturing and quality analysis/quality control applications in industries.

Our Products

        We believe that our products offer the following advantages to our customers:

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  high performance;

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  integrated solutions;

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  increased productivity;

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  high quality results; and

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  cost efficiency.

Our Strategy

        Our strategy is to continue to be a leading provider of both mass spectrometry and related systems for use in life sciences as well as in NBC detection and of X-ray systems. Our various systems are used in the life sciences, in drug discovery and development by pharmaceutical and biotechnology companies, in molecular diagnostics research and in nanotechnology analysis in the chemical, electronics and raw materials industries, as well as for academic and government research. Through our merger with Bruker AXS, we are striving to capitalize on synergistic technologies and to cross-sell our life science mass spectrometry and X-ray products, as well as to decrease some of our operating expenses.

        Key elements of our strategy include:

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  providing a unique combination of tools for the proteomics market;

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  maintaining our position as a technology leader and innovator;

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  providing integrated solutions;

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  focusing on new and expanding markets;

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  generating recurring revenue and customer loyalty through world class customer support;

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  providing complementary technologies;

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  capitalizing on the benefits of our modular platform technology; and

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  pursuing acquisitions and building alliances.

Corporate Information

        We were incorporated in Massachusetts as Bruker Federal Systems Corporation. In February 2000, we reincorporated in Delaware as Bruker Daltonics Inc. In July 2003, we merged with Bruker AXS Inc., a company under common control, and we were the surviving corporation in that merger. In connection with the merger, we changed our name to Bruker BioSciences Corporation and formed two operating subsidiaries, Bruker Daltonics and Bruker AXS, into which we transferred substantially all of the assets and liabilities, except cash, which formerly belonged to us and Bruker AXS.

        Our principal executive offices are located at 40 Manning Road, Billerica, Massachusetts 01821 and our telephone number is (978) 663-3660. Our website address is www.bruker-biosciences.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

Selling Stockholders

        Our five largest stockholders are Frank H. Laukien, Dirk Laukien, Isolde Laukien, Jörg Laukien and Marc Laukien. Dirk Laukien, Isolde Laukien, Jörg Laukien and Marc Laukien, none of whom are members of our management or employees of ours, are the selling stockholders in this offering. Frank H. Laukien, Ph.D., our Chairman, President and Chief Executive Officer, is not selling any shares of common stock in this offering.

        As of March 1, 2004, the four selling stockholders held, in the aggregate, 51,069,947 shares, or 59.4% of our outstanding common stock. They intend to sell 12,000,000 of those shares in this offering. Upon completion of this offering, these selling stockholders will own 43.9% of our common stock, or 41.7% if the underwriters' over-allotment option is exercised in full, and our public float will increase from 24.4% to 40.4% of our outstanding common stock, or 42.7% if the underwriters' over-allotment option is exercised in full. Frank H. Laukien, Ph.D., owns or controls 13,989,114 shares, or 16.3%, of our common stock as of March 1, 2004. We will not receive any proceeds from the sale of shares by the selling stockholders in this offering.

THE OFFERING

Common stock offered by us (1)	3,000,000 shares
Common stock offered by the selling stockholders	12,000,000 shares
Common stock to be outstanding immediately after this offering (1)(2)	89,005,591 shares
Use of Proceeds
We expect to use the net proceeds we will receive from this offering for general corporate purposes, potential acquisitions and the possible repayment of debt. Our use of proceeds is more fully described under "Use of Proceeds." We will not receive any proceeds from the sale of shares by the selling stockholders.
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.
Nasdaq National Market Symbol	BRKR

(1)
Assumes that the underwriters do not exercise their over-allotment option to purchase up to 2,250,000 additional shares in the offering, including up to 450,000 shares that the underwriters may purchase from us. If the underwriters exercise this option in full, there will be 89,455,591 shares of common stock outstanding immediately after this offering. See "Underwriting."

(2)
The number of shares of common stock to be outstanding upon completion of this offering is based on 86,005,591 shares of common stock outstanding as of December 31, 2003. This number excludes 3,095,002 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $6.77 as of December 31, 2003 and 3,160,730 additional shares of common stock available for future grant under our Amended and Restated 2000 Stock Option Plan as of December 31, 2003.

SUMMARY CONSOLIDATED FINANCIAL DATA

        On July 1, 2003, we merged with Bruker AXS, a company under common control, and we were the surviving corporation in that merger. We then formed two operating subsidiaries, Bruker Daltonics and Bruker AXS, into which we transferred substantially all of the assets and liabilities, except cash, which formerly belonged to us and Bruker AXS. See Note 5 to the audited financial statements incorporated by reference in this prospectus. The consolidated statement of operations data for each of the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2003 set forth below has been derived from our audited financial statements incorporated by reference in this prospectus and reflect the consolidation of the historical financial results of us and Bruker AXS. The statement of operations data for the year ended December 31, 2000 has been derived by combining amounts from Bruker Daltonics' and Bruker AXS' historical audited financial statements included in each company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. The statement of operations data for the year ended December 31, 1999 has been derived by combining amounts from Bruker Daltonics' historical audited financial statements included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Bruker AXS' unaudited financial statements for the year ended December 31, 1999. Through and including September 30, 1999, Bruker AXS' fiscal year ended on September 30. The unaudited financial statements for Bruker AXS for the twelve-month period ended December 31, 1999 were derived by adding the audited financial statements for the three-month period ending December 31, 1999 and the audited twelve-month financial statements ending September 30, 1999, included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and subtracting the unaudited three-month period ending December 31, 1998. Historical results are not necessarily indicative of future results. The data presented below has been derived from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States and should be read in conjunction with the consolidated financial statements and schedule, including the notes, incorporated by reference in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Years Ended December 31,
	1999	2000	2001	2002	2003
	(dollars in thousands, except per share data)
Statement of Operations Data:
Product revenue	$120,780	$142,877	$174,353	$220,440	$259,381
Other revenue	4,070	1,830	926	218	1,298
Net revenue	124,850	144,707	175,279	220,658	260,679
Total costs and operating expenses	121,067	141,870	173,905	215,012	270,360
Operating income (loss)	3,783	2,837	1,374	5,646	(9,681)
Income (loss) before cumulative effect of change in accounting principle, net of tax	1,439	2,795	2,687	(6,185)	(17,554)
Net income (loss) available to common shareholders	1,439	2,795	(3,338)	(6,802)	(17,554)
Net income (loss) per share available to common shareholders	$0.02	$0.04	$(0.05)	$(0.09)	$(0.22)
Shares used in computing net income (loss) per share—basic	59,904	63,673	70,360	77,483	81,280
Shares used in computing net income (loss) per share—diluted	59,904	64,353	70,360	77,483	81,280
	As of December 31, 2003
	Actual	As Adjusted(1)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$76,837	$91,279
Working capital	142,025	156,467
Total assets	351,031	365,473
Total debt	44,961	44,961
Other long-term liabilities	13,507	13,507
Total shareholders' equity	202,426	216,868

(1)
As adjusted to give effect to our receipt of $14.4 million from our sale of 3,000,000 shares of common stock in this offering at an assumed public offering price per share of $5.14, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read "Special Note About Forward-Looking Statements" in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

We may face challenges in integration, which could result in lower than expected synergies from our merger with Bruker AXS.

        We face a number of challenges in merging the operations of Bruker Daltonics and Bruker AXS, which merged in July 2003. Although affiliates, the companies have historically operated their businesses autonomously. We are currently working to integrate certain functions and facilitate communication and cooperation. The following factors will be critical to successfully complete the integration:

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  effectively coordinating or consolidating geographically separate organizations and integrating personnel with different business backgrounds and corporate cultures;

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  coordinating previously autonomous departments in accounting, finance, and administrative functions, and expanding and integrating information and management systems; and

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  minimizing disruption of the integration to the businesses.

        If we are not able to successfully integrate the two businesses, we may not be able to realize all of the cost savings and other benefits that we expect to result from the merger.

Goodwill and other intangible assets are subject to impairment.

        As a result of the merger, we recorded significant goodwill and other intangible assets, which must be continually evaluated for potential impairment. We assess the realizability of the goodwill and other intangible assets annually as well as whenever events or changes in circumstances indicate that the assets may be impaired. These events or circumstances generally include operating losses or a significant decline in the earnings associated with the acquired business. Our ability to realize the value of the goodwill will depend on the future cash flows of the business in addition to how well we integrate the business.

If our products fail to achieve and sustain sufficient market acceptance across their broad intended range of applications in the life sciences, we will not generate expected revenue.

        Our business strategy depends on our ability to successfully commercialize a broad range of products based on mass spectrometry and X-ray technology for use in a variety of life science applications. We have only recently commercially launched many of our current products for sale to these markets, and many of our products have achieved only limited sales. The commercial success of our life science products depends on our obtaining continued and expanding market acceptance of our mass spectrometry and X-ray tools by pharmaceutical, biotechnology and proteomics companies and academic and government research laboratories, among others, across the wide range of applications covered by our product offerings. We may fail to achieve or sustain substantial market acceptance for our products across the full range of our intended life science applications or in one or more of our principal intended life science applications. Any such failure could decrease our sales and revenue. To succeed, we must convince substantial numbers of pharmaceutical and biotechnology companies and other laboratories to replace their existing techniques with mass spectrometry and X-ray techniques employing our systems. Limited funding available for capital acquisitions by our customers, as well as our customers' own internal purchasing approval policies, could hinder market acceptance of our products. Our intended life science customers may be reluctant to make the substantial capital investment generally needed to acquire our products or to incur the training and other costs involved with replacing their existing systems with our products. We also may not be able to convince our intended life science customers that our systems are an attractive and cost-effective alternative to other technologies and systems for the acquisition, analysis and management of molecular information. Because of these and other factors, our products may fail to gain or sustain market acceptance.

Our products compete in markets that are subject to rapid technological change, and most of our products are based on a range of mass spectrometry and X-ray technologies one or more of which could be made obsolete by new technology.

        The market for life science discovery tools is characterized by rapid technological change and frequent new product introductions. Rapidly changing technology could make some or all of our life science product lines obsolete unless we are able to continually improve our existing products and develop new products. Because substantially all of our life science products are based on mass spectrometry and X-ray technology, we are particularly vulnerable to any technological advances that would make either mass spectrometry or X-ray obsolete as the basis for bioanalytical systems in any of our life science markets. To meet the evolving needs of our customers, we must rapidly and continually enhance our current and planned products and services and develop and introduce new products and services. In addition, our product lines are based on complex technologies which are subject to rapid change as new technologies are developed and introduced in the marketplace. We may have difficulty in keeping abreast of the rapid changes affecting each of the different markets we serve or intend to serve. If we fail to develop and introduce products in a timely manner in response to changing technology, market demands or the requirements of our customers, our product sales may decline, and we could experience significant losses.

If we are unable to recover significant development costs of one or more of our products or product lines, our business, results of operations and financial condition may suffer.

        We offer and plan to continue to offer a broad product line and incur and expect to continue to incur substantial expenses for the development of new products and enhanced versions of our existing products. Our business model calls for us to derive a significant portion of our revenues each year from products that did not exist in the previous two years. However, we may experience difficulties which may delay or prevent the successful development, introduction and marketing of new products or product enhancements. The speed of technological change in life science and other related markets we serve may prevent us from successfully marketing some or all of our products for the length of time required to recover their often significant development costs. If we fail to recover the development costs of one or more products or product lines, our business, results of operations and financial condition could be harmed.

If the proteomics market does not grow as expected, we may not meet our growth expectations.

        We expect the proteomics market to fuel the growth of a significant portion of our business. We have invested and expect to continue to invest significant time and resources in the development of new products for this market. If this new and still evolving market does not grow and become established, we may not realize the expected profit from these research and development expenditures.

If this market for our products does not grow, our expected growth rate could decline substantially, which could have a material adverse impact on our business, results of operations or financial condition. If we do not address our substantial competitive pressures, our revenues and profitability may suffer.

We face substantial competition.

        We face substantial competition and we expect that competition in all of our markets will increase further. Currently, our principal competition comes from established companies providing products using existing technologies, including mass spectrometry, X-ray technology, NBC detection technologies and other technologies, which perform many of the same functions for which we market our products. Other companies also may choose to enter our field in the future. In addition, some of our technologies indirectly compete for funding with technologies and products provided by some of our affiliates, such as Bruker BioSpin; this competition creates the potential for actual or perceived conflicts of interest. Our competitors may develop or market products that are more effective or commercially attractive than our current or future products or that may render our products obsolete. Many of our competitors have more experience in the life science market and substantially greater financial, operational, marketing and technical resources than we do which could give them a competitive edge in areas such as research and development, production, marketing and distribution. Our ability to compete successfully will depend, in part, on our ability to develop proprietary products that reach the market in a timely manner and are technologically superior to, less expensive than, or more cost-effective than, other currently marketed products.

Our chief executive officer maintains relationships with various affiliates which may impact his management of us.

        Our chief executive officer, Frank H. Laukien, Ph.D., currently is, and has been for over 10 years, a management officer and director of certain of our affiliates and spends a substantial amount of time rendering services to these affiliates. Although Dr. Laukien spends the majority of his time attending to our business, his involvement with these affiliates reduces the time and attention he can devote to our management. Dr. Laukien beneficially owns directly or indirectly more than 10% of our stock and more than 10% of the stock of several affiliated companies. We collaborate with some of these affiliates in product development, and a portion of our customer base also does business with these affiliates. We believe that all agreements with our affiliates are at arm's length commercial conditions and pricing. However, Dr. Laukien's relationship with and to these affiliated companies could create an actual or perceived conflict of interest which could negatively impact our business, financial condition, results of operations or cash flows.

We may not be able to maintain and grow our sales and service staff to meet demand for our products and services.

        Our future revenue and profitability will depend in part on our ability to maintain our team of marketing and service personnel. Because our products are technical in nature, we believe that our marketing, sales and support staff must have scientific or technical expertise and experience. Competition for employees with these skills is intense. We may not be able to continue to attract and retain sufficient qualified sales and service people, and we may not be able to maintain, and grow as necessary, an efficient and effective sales, marketing and support department. If we fail to continue to attract or retain qualified people, then our business could suffer.

We plan significant growth, and there is a risk that we will not be able to manage this growth.

        Our success will depend on the expansion of our operations. Effective growth management will place increased demands on our management, operational and financial resources. To manage our growth, we must expand our facilities, augment our operational and management systems, and hire and train additional qualified personnel. In addition, as a result of our merger and our global operations as well as recent regulatory changes, we must continue to expand and improve upon our financial control and financial reporting systems and other resources in order to improve upon our ability to capture and report information on a timely basis. Our failure to implement these systems or to manage this growth effectively could impair our ability to respond effectively to changing business conditions and generate revenue, could cause our expenses to increase more rapidly than revenue, resulting in operating losses and could otherwise have a material adverse effect on our business, financial condition and results of operations.

Our operations are dependent upon a limited number of suppliers and contract manufacturers.

        We currently purchase components used in our mass spectrometry and X-ray systems from a limited number of outside sources. Our reliance on a limited number of suppliers could result in time delays associated with redesigning a product due to an inability to obtain an adequate supply of required components and reduced control over pricing, quality and timely delivery. Any of these factors could adversely affect our revenues and profitability. For example, we currently purchase key components used in our mass spectrometry and X-ray systems from certain suppliers. In particular, Bruker AXS obtains a sophisticated chip for use in its CCD detectors from Fairchild Imaging which, to Bruker AXS' knowledge, is the only source of a chip of this size and quality. Additionally, Bruker Daltonics purchases approximately 90% of its magnets from a single supplier, Magnex, and also obtains certain key components for the manufacture of its ion traps from Agilent, the sole supplier of these components. Because of the scarcity of some components, we may be unable to obtain an adequate supply of components, or we may be required to pay higher prices or to purchase components of lesser quality. Any delay or interruption in the supply of these or other components could impair our ability to manufacture and deliver our products, harm our reputation and cause a reduction in our revenues. In addition, any increase in the cost of the components that we use in our products could make our products less competitive and lower our margins. We may not be able to obtain sufficient quantities of required components on the same or substantially the same terms. Additionally, consolidations among our suppliers could result in other sole source suppliers for us in the future.

Our business could be harmed if our collaborations fail to advance our product development.

        Demand for our products will depend in part upon the extent to which our collaborations with pharmaceutical, biotechnology and proteomics companies are successful in developing, or helping us to develop, new products and new applications for our existing products. In addition, we collaborate with academic institutions and government research laboratories on product development. We have limited or no control over the resources that any collaborator may devote to our products. Any of our present or future collaborators may not perform their obligations as expected. If we fail to enter into or maintain appropriate collaboration agreements, or if any of these events occur, we may not be able to develop some of our new products, which could materially impede our ability to generate revenue or profits.

If we lose our strategic partners, our marketing efforts could be impaired.

        A substantial portion of our sales of selected products consists of sales to third parties who incorporate our products in their systems. These third parties are responsible for the marketing and sales of their systems. We have little or no control over their marketing and sales activities or how they use their resources. Our present or future strategic partners may or may not purchase sufficient quantities of products from us or perform appropriate marketing and sales activities. In addition, if we are unable to maintain our relationships with strategic partners, our business may suffer. For example, the agreement pursuant to which Bruker Daltonics manufactures ion trap mass spectrometers for

Agilent Technologies will expire at the end of 2005, if either party gives notice of nonrenewal prior to the end of September 2005; the agreement automatically renews for one-year periods through 2010 unless subsequent notice is given. Sales to Agilent represented approximately 5.5% of our revenues in 2003. A failure to renew our strategic collaboration with Agilent may have a negative impact on Bruker Daltonics' product development and distribution. Failures by our present or future strategic partners, or our inability to maintain or enter into new arrangements with strategic partners for product distribution, could materially impede the growth of our business and our ability to generate sufficient revenue.

If we are unable to make successful acquisitions as a part of our growth strategy or integrate any such acquisitions, our business development may suffer.

        Our strategy includes potentially expanding our technology base through selected strategic acquisitions. If we fail to effect acquisitions, our technology base may not expand as quickly and efficiently as possible. Without such complementary growth from selected acquisitions, our ability to keep up with the evolving needs of the market and to meet our future performance goals could be adversely affected. Additionally, if we fail to effectively integrate any acquired businesses or technologies into our existing business, such failure could adversely affect our business.

In addition to the risks applicable to our life science products, our NBC detection products are subject to a number of additional risks, including lengthy product development and contract negotiation periods and certain risks inherent in long-term government contracts.

        Our NBC detection products are subject to many of the same risks associated with our life science products, including vulnerability to rapid technological change, dependence on mass spectrometry and other technologies and substantial competition. In addition, our NBC detection products are generally sold to government agencies under long-term contracts. These contracts generally involve lengthy pre-contract negotiations and product development. We may be required to devote substantial working capital and other resources prior to obtaining product orders. As a result, we may incur substantial costs before we recognize revenue from these products. Moreover, in return for larger, longer-term contracts, our customers for these products often demand more stringent acceptance criteria. Their criteria may also cause delays in our ability to recognize revenue from sales of these products. Furthermore, we may not be able to accurately predict in advance our costs to fulfill our obligations under these long-term contracts. If we fail to accurately predict our costs, due to inflation or other factors, we could incur significant losses. Any single long-term contract for our NBC detection products may represent a material portion of our total business volume, and the loss of any such contract could have a material adverse effect on our results of operations. Failure to increase other business or to obtain another government contract could cause our revenue to decline. Also, the presence or absence of such contracts may cause substantial variation in our results of operations between fiscal periods and, as a result, our results of operations for any given fiscal period may not be predictive of our results for subsequent fiscal periods. The resulting uncertainty may have an adverse impact on our stock price.

If general health care spending patterns decline, our ability to generate revenue may suffer.

        We are dependent, both directly and indirectly, upon general health care spending patterns, particularly in the research and development budgets of the pharmaceutical and biotechnology industries, as well as upon the financial condition of various governments and government agencies. Since our inception, both we and our academic collaborators and customers have benefited from various governmental contracts and research grants. Whether we or our academic collaborators will continue to be able to attract these grants depends not only on the quality of our products, but also on general spending patterns of public institutions. There exists the risk of a potential decrease in the level of governmental spending allocated to scientific and medical research which could substantially reduce or even eliminate our grants as well as decrease demand for our products from academic and medical research customers.

Any reduction in the capital resources or government funding of our customers could reduce our sales and impede our ability to generate revenue.

        A significant portion of our sales are capital purchases by our customers. The spending policies of our customers could have a significant effect on the demand for our products. These policies are based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of equipment, policies regarding spending during recessionary periods and changes in the political climate. Any changes in capital spending or changes in the capital budgets of our customers could significantly reduce demand for our products. The capital resources of our biotechnology and other corporate customers may be limited by the availability of equity or debt financing. Any significant decline in research and development expenditures by our life science customers could significantly decrease our sales. In addition, we make a substantial portion of our sales to non-profit and government entities which are dependent on government support for scientific research. Any decline in this support could decrease the ability of these customers to purchase our products.

We are subject to existing and potential additional regulation, which can impose burdens on our operations and narrow the markets for our products.

        We are subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our operations and markets. For example, export of our products, particularly our NBC detection products, is subject to strict regulatory control in a number of jurisdictions. The failure to satisfy export control criteria or obtain necessary clearances could delay or prevent shipment of products, which could adversely affect our revenues and profitability. Moreover, the life science industry, which is the market for our principal products, has historically been heavily regulated. There are, for example, laws in several jurisdictions restricting research in genetic engineering, which can operate to narrow our markets. Given the evolving nature of this industry, legislative bodies or regulatory authorities may adopt additional regulation that adversely affects our market opportunities. Additionally, if ethical and other concerns surrounding the use of genetic information, gene therapy or genetically modified organisms become widespread, we may have less demand for our products. Our business is also directly affected by a wide variety of government regulations applicable to business enterprises generally and to companies operating in the life science industry in particular. Failure to comply with these regulations or obtain or maintain necessary permits and licenses could result in a variety of fines or other censures or an interruption in our business operations which may have a negative impact on our ability to generate revenues.

Our success depends on our ability to operate without infringing or misappropriating the proprietary rights of others.

        Our commercial success depends on avoiding the infringement of other parties' patents and proprietary rights as well as avoiding the breach of any licenses relating to our technologies and products. Given that there may be patents of which we are unaware, particularly in the U.S. where patent applications are confidential, avoidance of patent infringement may be difficult. Various third parties hold patents which may relate to our technology, and we may be found in the future to infringe these or other patents or proprietary rights of third parties, either with products we are currently marketing or developing or with new products which we may develop in the future. In the ordinary course of our business we receive communications from third parties notifying us of their patent positions and claiming or inferring that we infringe their rights. If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our current or future products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. We may not be able to obtain a license on commercially reasonable terms, if at all, especially if the patent holder is a competitor. In addition, even if we can obtain the license, it may be non-exclusive, which will permit others to practice the same technology licensed to us. We also may be required to pay substantial damages to the patent holder in the event of an infringement. Under some circumstances in the U.S., these damages could include damages equal to triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing by them or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or license payments they are required to make to the patent holder. Any successful infringement action brought against us may also adversely affect marketing of the infringing product in other markets not covered by the infringement action, as well as our marketing of other products based on similar technology. Furthermore, we will suffer adverse consequences from a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. The damages or other remedies awarded, if any, may be significant. As a result, any successful infringement action against us may harm our business.

If we are unable to effectively protect our intellectual property, third parties may use our technology, which would impair our ability to compete in our markets.

        Our continued success will depend in significant part on our ability to obtain and maintain meaningful patent protection for our products throughout the world. We rely on patents to protect a significant part of our intellectual property and to enhance our competitive position. However, our presently pending or future patent applications may not issue as patents, and any patent previously issued to us may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued, or which may be issued to us in the future, may not be sufficiently broad to prevent third parties from producing competing products similar to our products. In addition, the laws of various foreign countries in which we compete may not protect our intellectual property to the same extent as do the laws of the U.S. Failure to obtain adequate patent protection for our proprietary technology could materially impair our ability to be commercially competitive.

        In addition to patent protection, we also rely on the protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship with us. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. Furthermore, others may have, or may in the future independently develop, substantially similar or superior know-how and technology.

Third parties may infringe our patents, and we may become involved in lawsuits to protect or enforce our patents that are brought by us which could be expensive and time consuming and adversely affect our patent position.

        From time to time, including at the present time, we are or become aware of activities by third parties that we believe may infringe our patents, including patents that we consider important to us in maintaining our competitive position. Infringement by others of our patents may reduce our market share and, consequently, our revenues. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and diverts our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our common stock.

We have agreed to share our name, portions of our intellectual property rights and distribution channels with other entities under common control which could result in the loss of our name and to lock in the price of products we may sell to or buy from these entities, which may not be the most favorable price for us for these products.

        We maintain a sharing agreement with 13 affiliated entities that requires us to share portions of our intellectual property as it existed on February 28, 2000 and our distribution channels with these affiliated companies and their affiliates. We also share the Bruker name with many of these affiliates. We could lose the right to use the Bruker name if (a) we declare bankruptcy, (b) we interfere with another party's use of the name, (c) we take a material action which materially detracts from the goodwill associated with the name, or (d) we suffer a major loss of our reputation in our industry or marketplace. The loss of the Bruker name could result in a loss of goodwill, brand loyalty and sales of our products. In addition, we have agreed to maintain the price of some products purchased from and sold to these affiliates for a period of up to twelve years, subject to yearly adjustments equal to the increase in the Consumer Price Index.

Our manufacture and sale of products could lead to product liability claims for which we could have substantial liability.

        The manufacture and sale of our products exposes us to product liability claims if any of our products cause injury or are found otherwise unsuitable during manufacturing, marketing, sale or customer use. In particular, if one of our NBC detection products malfunctions, this could lead to civilian or military casualties in a time of unrest, exposing us to increased potential for high-profile liability. A successful product liability claim brought against us in excess of, or outside the coverage of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. We may not be able to maintain product liability insurance on acceptable terms, if at all, and insurance may not provide adequate coverage against potential liabilities.

Responding to claims relating to improper handling, storage or disposal of hazardous chemicals and radioactive and biological materials which we use could be time consuming and costly.

        We use controlled hazardous and radioactive materials in our business and generate wastes that are regulated as hazardous wastes under United States federal, and Massachusetts, California and Wisconsin state, environmental and atomic energy regulatory laws and under equivalent provisions of law in those jurisdictions in which our research and manufacturing facilities are located. Our use of these substances and materials is subject to stringent, and periodically changing, regulation that can impose costly compliance obligations on us and have the potential to adversely affect our manufacturing activities. The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident with these substances occurs, we could be held liable for any damages that result, in addition to incurring clean-up costs and liabilities, which can be substantial. Additionally, an accident could damage our research and manufacturing facilities resulting in delays and increased costs.

We are dependent upon various key personnel and must recruit additional qualified personnel for a number of management positions.

        Our success is highly dependent on the continued services of key management, particularly our chief executive officer, Frank. H. Laukien, Ph.D. as well as technical and scientific personnel. Our management and other employees may voluntarily terminate their employment with us at any time upon short notice. Specifically, Dr. Martin Haase, who presently serves as our Senior Vice President and Director as well as President and Chief Executive Officer of Bruker AXS, has announced that he will leave the Company for personal reasons at the end of April 2004, although he will continue to serve on our board of directors through the end of 2004. We do not plan to fill the management positions vacated by Dr. Haase by hiring additional personnel; Dr. Haase's responsibilities will be fulfilled by various existing management employees. The loss of the services of Dr. Haase or any member of our senior management, technical or scientific staff may significantly delay or prevent the achievement of product development and other business objectives. Our future success will also depend on our ability to identify, recruit and retain additional qualified scientific, technical and managerial personnel. Competition for qualified personnel is intense, particularly in the areas of information technology, engineering and science, and the process of hiring suitably qualified personnel is often lengthy. If we are unable to hire and retain a sufficient number of qualified employees, our ability to conduct and expand our business could be seriously reduced.

We derive a significant portion of our revenue from international sales and are subject to the risks of doing business in foreign countries.

        International sales account and are expected to continue to account for a significant portion of our total revenues. Our international operations are, and will continue to be, subject to a variety of risks associated with conducting business internationally, many of which are beyond our control. These risks, which may adversely affect our ability to achieve and maintain profitability and our ability to sell our products internationally, include:

  •
  changes in foreign currency exchange rates;

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  changes in regulatory requirements;

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  legislation and regulation, including tariffs, relating to the import or export of high technology products;

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  the imposition of government controls;

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  political and economic instability, including international hostilities, acts of terrorism and governmental restrictions, inflation, trade relationships and military and political alliances;

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  costs and risks of deploying systems in foreign countries;

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  limited intellectual property rights; and

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  the burden of complying with a wide variety of complex foreign laws and treaties.

        While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our operations in the future.

We may lose money when we exchange foreign currency received from international sales into U.S. dollars.

        A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We recognize foreign currency gains or losses arising from our operations in the period incurred. In addition, currency fluctuations could cause the price of our products to be more or less competitive than our principal competitors' products. Currency fluctuations will increase or decrease our cost structure relative to those of our competitors which could lessen the demand for our products and affect our competitive position. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates.

Various international tax risks could adversely affect our earnings.

        We are subject to international tax risks. Distributions of earnings and other payments received from our subsidiaries may be subject to withholding taxes imposed by the countries where they are operating or are formed. If these foreign countries do not have income tax treaties with the United States or the countries where our subsidiaries are incorporated, we could be subject to high rates of withholding taxes on these distributions and payments. We could also be subject to being taxed twice on income related to operations in these non-treaty countries. Because we are unable to reduce the taxable income of one operating company with losses incurred by another operating company located in another country, we may have a higher foreign effective income tax rate than that of other companies in our industry. The amount of the credit that we may claim against our U.S. federal income tax for foreign income taxes is subject to many limitations which may significantly restrict our ability to claim a credit for all of the foreign taxes we pay.

Armed hostilities could constrain our ability to conduct business internationally and could also disrupt our U.S. operations.

        The current world unrest, or United States responses, may lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to the economic instability in the United States. These attacks or armed conflicts may affect our physical facilities or those of our suppliers or customers and could have an impact on our domestic and international sales, our supply chain, our production capability, our insurance premiums or the ability to purchase insurance and our ability to deliver our products to our customers. The consequences of these risks are unpredictable, and their long-term effect upon us is uncertain.

The unpredictability and fluctuation of our quarterly results may adversely affect the trading price of our common stock.

        Our revenues and results of operations have in the past and may in the future vary from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that may affect us include the following:

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  the timing of sales of our products and services;

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  the timing of recognizing revenue and deferred revenue under U.S. GAAP;

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  changes in our pricing policies or the pricing policies of our competitors;

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  increases in sales and marketing, product development or administration expenses;

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  the mix of services provided by us and third-party contractors;

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  our ability to attain and maintain quality levels for our products; and

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  costs related to acquisitions of technology or businesses.

        Historically, we have experienced a decrease in revenue in the first quarter of each fiscal year relative to the prior fourth quarter, which we believe is due to our customers' budgeting cycles. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is likely that in some future quarters, our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

We face potential volatility of our stock price.

        There has only been a public market for our common stock since August 2000. The market price of our common stock may fluctuate substantially in response to various factors, many of which are beyond our control, including:

  •
  quarterly fluctuations in results of operations, as described above;

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  our ability to successfully commercialize our products;

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  technological innovations or new commercial products by us or our competitors;

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  developments concerning government regulations or proprietary rights which could affect the potential growth of our markets;

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  material changes in our relationships with, or the viability of, strategic business partners;

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  market reaction to trends in revenues and expenses, especially research and development;

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  changes in earnings estimates by analysts;

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  volatility and uncertainty in the capital markets in general;

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  loss of key personnel;

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  changes in accounting principles;

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  lack of trading volume in our stock;

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  fluctuation within the life science sector;

  •
  sales of common stock by existing stockholders, particularly large institutional investors who cannot hold stock traded at less than $5 per share; and

  •
  economic and political conditions.

        The market price for our common stock may also be affected by our ability to meet analysts' expectations. Any failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, the stock market, the NASDAQ National Market and the market for life science stocks in particular, has been and is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their securities have been the subjects of securities class action litigation. Any such litigation instigated against us could result in substantial costs and a diversion of management's attention and resources, which could significantly harm our business, financial condition and operating results.

Future sales of our stock may impact its market price.

        Sales of substantial numbers of shares of our common stock in the public market, or the perception that significant sales are likely, could adversely affect the market price of our common stock. The number of shares of common stock covered by this prospectus is equal to approximately 20% of the currently outstanding shares of our common stock. We cannot predict the effect that market sales of such a large number of shares would have on the market price of our common stock.

Existing stockholders have significant influence over us.

        Our Laukien majority stockholders, including the selling stockholders and Frank H. Laukien, own or control, in the aggregate, approximately 75% of our outstanding common stock (approximately 60% upon completion of this offering, or 57% if the over-allotment option is exercised). As a result, these stockholders will be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change in control of our company and will make some transactions difficult or impossible to accomplish without the support of these stockholders.

Other companies may have difficulty acquiring us, even if doing so would benefit our stockholders, due to provisions under our corporate charter and bylaws and as well as Delaware law.

        Provisions in our amended and restated certificate of incorporation, our bylaws and under Delaware law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our amended and restated certificate of incorporation and bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

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  a staggered board of directors, where stockholders elect only a minority of the board each year;

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  advance notification procedures for matters to be brought before stockholder meetings;

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  a limitation on who may call stockholder meetings; and

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  the ability of our board of directors to issue up to 5,000,000 shares of preferred stock without a stockholder vote.

Management will have broad discretion as to the use of the proceeds received by us from this offering, and we may not use the proceeds effectively.

        We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or make us profitable.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the 3,000,000 shares of common stock we are offering will be approximately $14.4 million, after deducting underwriting discounts and commissions, and the estimated offering expenses payable by us, based on an assumed public offering price of $5.14 per share, which was the reported last sale price per share of our common stock on the Nasdaq National Market on April 2, 2004. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be approximately $16.6 million.

        We intend to use the net proceeds from our sale of common stock in this offering for general corporate purposes, potential acquisitions and possibly for the repayment of debt, although no particular debt has been identified. For a description of our outstanding debt and its terms see Note 11 in the notes to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated by reference in this prospectus.

        As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of the offering. Accordingly, we will retain broad discretion over the use of these proceeds. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

        We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK

        Our common stock has traded on the Nasdaq National Market since August 4, 2000, the date that our common stock was first offered to the public. Prior to our merger with Bruker AXS Inc., our common stock traded under the symbol "BDAL." Since the consummation of the merger on July 1, 2003, our common stock has traded under the symbol "BRKR." The following table sets forth on a per share basis the high and low sales prices for our common stock for the quarters indicated. Prices shown are as reported by the Nasdaq National Market.

	High	Low
2002
First Quarter	$18.25	$8.63
Second Quarter	10.40	3.93
Third Quarter	6.39	2.95
Fourth Quarter	6.10	4.25
2003
First Quarter	$5.10	$2.59
Second Quarter	5.69	2.63
Third Quarter	6.77	4.36
Fourth Quarter	5.55	4.20
2004
First Quarter (through April 2)	$6.76	$4.35

        On April 2, 2004, there were approximately 79 stockholders of record. On April 2, 2004, the reported last sale price for our common stock on the Nasdaq National Market was $5.14 per share. Investors should obtain current market quotations before making any decision with respect to an investment in our securities.

DIVIDEND POLICY

        We have not declared or paid any dividends on our common stock since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain available funds for use in our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon, among other things, our financial condition, results of operations and capital requirements. The terms of some of our outstanding indebtedness prohibit us from paying cash dividends.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2003:

  •
  on an actual basis; and

  •
  as adjusted to reflect the sale of 3,000,000 shares of our common stock in this offering, at an assumed public offering price of $5.14 per share and our receipt and application of the estimated net proceeds from the offering, after deducting underwriting discounts and commissions and the estimated offering expenses.

        You should read this table in conjunction with the financial statements and schedule incorporated by reference in this prospectus and the other financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of December 31, 2003
	Actual	As Adjusted
	(dollars in thousands, except per share amounts)
Cash, cash equivalents and short-term investments	$76,837	$91,279

Short-term and long-term obligations	$44,961	$44,961

Shareholders' equity:
Common stock, $0.01 par value, 150,000,000 shares authorized; 86,462,791 and 86,005,591 shares issued and outstanding, respectively, actual; and 89,005,591 shares issued and outstanding, as adjusted	$865	$890
Additional paid-in capital	201,781	213,866
Accumulated deficit	(14,359)	(14,359)
Treasury stock, at cost; 457,200 shares, actual; and no shares, as adjusted	(2,332)	0
Accumulated other comprehensive income	16,471	16,471

Total shareholders' equity	202,426	216,868

Total capitalization	$247,387	$261,829

        The table above does not include:

  •
  3,095,002 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $6.77 at December 31, 2003; and

  •
  3,160,730 additional shares of common stock available for future grant under our Amended and Restated 2000 Stock Option Plan at December 31, 2003.

DILUTION

        Our net tangible book value as of December 31, 2003 was approximately $189.8 million, or $2.21 per share. Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the aggregate number of shares of our common stock outstanding. Dilution per share to new investors represents the difference between the amount per share paid by the new investors in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of the 3,000,000 shares of our common stock offered by us in this offering and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our net tangible book value at December 31, 2003 would have been approximately $204.2 million or $2.29 per share. This represents an immediate increase in net tangible book value per share of $0.08 to existing stockholders and an immediate dilution of $2.85 per share to new investors. The following table illustrates this per share dilution to new investors.

Assumed public offering per share		$5.14
Net tangible book value per share as of December 31, 2003	$2.21
Increase in net tangible book value per share attributable to new investors	0.08

Net tangible book value per share after this offering		2.29

Dilution per share to new investors		$2.85

        These calculations assume no exercise of the underwriters' over-allotment option and does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering. As of December 31, 2003, there were:

  •
  3,095,002 shares of our common stock outstanding, at a weighted average exercise price of $6.77 per share; and

  •
  3,160,730 additional shares of common stock available for future grant under our Amended and Restated 2000 Stock Option Plan.

SELECTED FINANCIAL DATA

        On July 1, 2003, we merged with Bruker AXS, a company under common control, and we were the surviving corporation in that merger. We then formed two operating subsidiaries, Bruker Daltonics and Bruker AXS, into which we transferred substantially all of the assets and liabilities, except cash, which formerly belonged to us and Bruker AXS. See Note 5 to the audited financial statements incorporated by reference in this prospectus. The consolidated statements of operations data for each of the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2003 has been derived from our audited financial statements incorporated by reference in this prospectus and reflect the consolidation of the historical financial results of us and Bruker AXS. The combined statement of operations data for the year ended December 31, 2000 has been derived by combining amounts from Bruker Daltonics' and Bruker AXS' historical audited financial statements included in each company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. The statement of operations data for the year ended December 31, 1999 has been derived by combining amounts from Bruker Daltonics' historical audited financial statements included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Bruker AXS' unaudited financial statements for the year ended December 31, 1999. Through and including September 30, 1999, Bruker AXS' fiscal year ended on September 30. The unaudited financial statements for Bruker AXS for the twelve-month period ended December 31, 1999 were derived by adding the audited financial statements for the three-month period ending December 31, 1999 and the audited twelve-month financial statements ending September 30, 1999, included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and subtracting the unaudited three-month period ending December 31, 1998. Historical results are not necessarily indicative of future results. The data presented below has been derived from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States and should be read in conjunction with the consolidated financial statements and schedule, including the notes, incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Years Ended December 31,
	1999	2000	2001	2002	2003
	(dollars in thousands, except per share data)
Combined/Consolidated Statement of Operations Data:
Product revenue	$120,780	$142,877	$174,353	$220,440	$259,381
Other revenue	4,070	1,830	926	218	1,298
Net revenue	124,850	144,707	175,279	220,658	260,679
Total costs and operating expenses	121,067	141,870	173,905	215,012	270,360
Operating income (loss)	3,783	2,837	1,374	5,646	(9,681)
Income (loss) before cumulative effect of change in accounting principle, net of tax	1,439	2,795	2,687	(6,185)	(17,554)
Net income (loss) available to common shareholders	1,439	2,795	(3,338)	(6,802)	(17,554)
Net income (loss) per share available to common shareholders	$0.02	$0.04	$(0.05)	$(0.09)	$(0.22)
Shares used in computing net income (loss) per share—basic	59,904	63,673	70,360	77,483	81,280
Shares used in computing net income (loss) per share—diluted	59,904	64,353	70,360	77,483	81,280
	As of December 31, 2003
	Actual	As Adjusted(1)
Combined/Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$76,837	$91,279
Working capital	142,025	156,467
Total assets	351,031	365,473
Total debt	44,961	44,961
Other long-term liabilities	13,507	13,507
Total shareholders' equity	202,426	216,868

(1)
As adjusted to give effect to our receipt of $14.4 million from our sale of 3,000,000 shares of common stock in this offering at an assumed public offering price per share of $5.14, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our financial statements and schedule and related notes included or incorporated by reference in this prospectus. This discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

Bruker BioSciences

        We are the parent company of Bruker Daltonics Inc. and Bruker AXS Inc. Bruker Daltonics is a leading developer and provider of innovative life science tools based on mass spectrometry. Bruker AXS is a leading developer and provider of life science and advanced materials research tools based on X-ray technology. In July 2003, we merged with Bruker AXS Inc., a company under common control, and we were the surviving corporation in that merger.

        As a result of the merger we believe we can enhance our leading position as a tools provider in the proteomics marketplace. We are attempting to cross-sell our life science mass spectrometry and X-ray products in order to generate incremental revenues. In addition, we are eliminating redundant public company costs and we expect to reduce other costs through streamlining our support functions. The merger also allowed us to consolidate some of our global production sites as we strive to improve our profitability. Our business strategy includes focusing on innovative product and solution development, while gradually expanding our global distribution and customer support capability.

        The merger also created potential challenges and risks for us. Although affiliates, we and Bruker AXS have historically operated our businesses autonomously. We are currently working to integrate select corporate functions and to facilitate communication and cooperation. However, we are not attempting to consolidate research and development, marketing and sales, or production and service of the two operating companies, as we believe that this could be detrimental to both operating companies. In addition, we cannot be certain that we will be able to coordinate previously autonomous departments in accounting, finance, and administrative functions. We must endeavor to expand and integrate certain information and management systems. In addition, the integration process itself could cause disruption in our business. If we are not successful in the integration process, we may not be able to realize all of the cost savings and benefits that were expected to result from the merger.

Bruker Daltonics

        The performance of our Bruker Daltonics business is driven by its product lines in life science mass spectrometry and NBC detection. In 2003, Bruker Daltonics continued to gain momentum in life science mass spectrometry, as many of our earlier product introductions drove continued revenue and market share growth. Our MALDI-TOF/TOF systems continued to do well, as did our new high-capacity ion trap and our unique hybrid Q-q-FTMS. We also experienced favorable customer reception for our new benchtop ESI-TOF system, as well as for our ClinProt™ solution for biomarker discovery and clinical proteomics. We expect to continue our growth in life-science mass spectrometry in 2004.

        The positive trends in Bruker Daltonics' sales in 2003 were partially offset by soft sales in NBC detection systems. NBC detection systems are heavily dependent upon large contracts with government agencies. During 2002, Bruker Daltonics recognized revenue on a large contract with the U.S. Army. This contract was not replaced in 2003 with a similar-sized contract and thus, NBC detection sales declined in 2003. We did, however, see improvement in our NBC detection new order booking during 2003 and expect improvement in NBC detection in 2004.

Bruker AXS

        The performance of our Bruker AXS business is driven by its product lines in SCD, XRD, XRF and thermal analyzers. Bruker AXS experienced softness in X-ray system sales in 2003 primarily due to softness in life science, or SCD, sales. Increased revenues for our elemental composition and thermal analyzer systems, as well as aftermarket sales, partially offset the decline in life science sales. In the second quarter of 2003, we introduced the MICROSTAR high brilliancy X-ray source in an effort to regain momentum in SCD.

        Our core lines in XRD, or materials research, were relatively flat in 2003. In order to regain growth in this market, we introduced new D8 systems with integrated, high-power X-ray source technology originated from the MAC Science acquisition. Combined with our new VANTEC-1™ X-ray detector technology, these new D8 Super Speed™ solutions provide higher speed and sensitivity compared to other available products in the market. We believe that these products will assist our growth throughout 2004.

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and schedules and the related notes to those statements incorporated by reference into this prospectus.

Merger

        On April 4, 2003, we entered into a definitive merger agreement with Bruker AXS pursuant to which we acquired all of the outstanding shares of Bruker AXS. The merger was intended to form a leading tools supplier for life science and materials research, with an emphasis on advancing proteomics. The agreement was signed following the unanimous approval of the Board of Directors of each company as well as the unanimous recommendations of independent Special Committees of both companies' boards.

        On June 27, 2003, the merger was approved by our shareholders and the shareholders of Bruker AXS, and on July 1, 2003, the merger was consummated. Upon consummation of the merger, each outstanding share of common stock of Bruker AXS was converted into the right to receive, at the election of the holder, either 0.63 of a share of our common stock or consideration intended to be of substantially equivalent value, payable 75% in our common stock and 25% in cash.

        In connection with the merger, we formed two operating subsidiaries, Bruker Daltonics and Bruker AXS, into which we transferred substantially all of the assets and liabilities, except cash, which formerly belonged to us and Bruker AXS. As a result of the merger, we have two reportable operating segments: our subsidiaries Bruker Daltonics and Bruker AXS.

        The merger represents a business combination of companies under common control due to the majority ownership of both companies by five related individuals as an affiliated shareholder group. As a result, the merger, as it relates to the shares of Bruker AXS owned by these affiliated shareholders (approximately 69%), was accounted for in a manner similar to a pooling-of-interest, or at historical carrying value. The acquisition of the shares of the non-affiliated shareholders (approximately 31%) was accounted for using the purchase method of accounting, or at fair value, in a manner similar to the acquisition of a minority interest. Any excess purchase price of the interest not under common control over the fair value of the related net assets was accounted for as goodwill.

        The fair value of the consideration paid for the acquisition of the minority interest was $38.1 million, including cash of $5.4 million, common stock valued at $28.5 million, stock options with a value of $3.0 million and merger transaction costs of $1.2 million. The value of the 9.66 million shares of common stock issued to non-affiliated shareholders in connection with the merger was determined using the closing market price ($2.95) of Bruker Daltonics' stock on the date the terms of the merger were agreed to and announced. The fair value of the stock options issued were determined using the Black-Scholes option pricing model.

        The purchase price for the 31% minority interest acquired has been allocated to the net assets acquired on a pro rata basis in accordance with SFAS No. 141, "Business Combinations." Accordingly, intangible assets acquired were allocated as follows: $1.5 million to existing technology and related patents which have an estimated weighted-average useful life of four years, $0.3 million to customer relationships which have a weighted-average useful life of five years and $0.3 million to trade names which have a weighted-average useful life of ten years.

        In addition, $2.5 million of acquired intangible assets was assigned to in-process research and development projects (IPR&D) that were written off at the date of acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The write-off is included in other special charges on the Consolidated Statements of Operations.

        The IPR&D projects included next generation high brilliancy optics and microsources, new X-ray sources for X-ray diffraction and protein crystallography applications, high sensitivity area detector systems, and other solution-based technologies and software application projects. At the time of acquisition, these projects were at various stages of completion, ranging from 40-85%. These projects were expected to be completed during 2003 and 2004 at an estimated cost of $1.1 million.

        The following table provides information regarding the current status of IPR&D projects and actual costs incurred as of December 31, 2003 (dollars in thousands):

IPR&D Project	Estimated Cost to Complete as of July 1, 2003	Actual Costs Incurred as of December 31, 2003	Estimated Fair Value	Estimated Completion Date
X-ray sources	$166	$239	$390	Q4 2003
Optics and microsources	111	—	261	Q1 2004
Detector systems	696	468	1,636	Q1 2004
Other	83	35	195	Q2 2004

Total	$1,056	$742	$2,482

        Although we believe these IPR&D projects, when completed, will provide value, we determined there was an absence of technology feasibility and alternative future use for this IPR&D at the time of acquisition. The value assigned to the IPR&D projects was determined using a discounted probable future cash flow analysis. Financial assumptions used to estimate the future cash flows were based on pricing, margins and expense levels from those historically realized by Bruker AXS. A discount rate of 45% was utilized to discount the net cash flows generated from the acquired in-process research and development. The estimates used in valuing the acquired in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

        There is minimal risk to us that these projects will not be completed in the timeframes noted above, as the most complex aspects of the projects have already been completed. Since each project will result in technologies that can be individually integrated into our system platforms, we will have greater flexibility in bringing each projects technology to the market.

        In conjunction with the merger, we formulated a plan to consolidate some of our production and exit certain activities in our life science X-ray business. The production capacity for the life science systems produced at the Bruker Nonius facility in Delft, The Netherlands, has been outsourced or absorbed within other facilities throughout the Company. As a result of the restructuring activities, we recorded approximately $2.2 million in purchase accounting liabilities and reserves. Approximately $1.5 million, or 69%, of the purchase accounting liabilities and reserves were charged to other special charges or cost of product revenue for inventory reserves and the remaining $0.7 million, or 31%, was included in the allocation of the purchase price as goodwill. The purchase accounting liabilities and reserves included $0.8 million of severance costs for approximately 19 employees, $1.0 million as a reserve for inventory that will no longer be used in production and $0.4 million of costs to upgrade X-ray systems that will no longer be produced and other miscellaneous restructuring costs. We anticipate that severance and other payments payable in connection with the plan will be made within the next 12 months.

        Charges against the purchase accounting liabilities and reserves recorded in connection with these activities were as follows (in thousands):

	Severance	Inventory	Customer Upgrades and Other	Total
Balance, July 1, 2003	$765	$1,023	$370	$2,158
Cash payment	(41)	—	(171)	(212)
Non-cash charge	—	(822)	—	(822)
Currency impact	78	23	10	111

Balance, December 31, 2003	$802	$224	$209	$1,235

        In addition, we wrote-off the remaining balance of goodwill of $1.5 million and trade names and trademarks of $0.2 million associated with the Bruker Nonius entity because we do not believe that the future cash flows of the remaining Bruker Nonius business or its implied fair value exceeds the carrying amount of goodwill. Approximately $1.2 million, or 69%, of the write-off of goodwill and trade names and trademarks was charged to other special charges and the remaining $0.5 million, or 31%, was included in the allocation of the purchase price as goodwill.

Restructuring Charges

        Our subsidiary, Bruker AXS, implemented a restructuring program during the year ending December 31, 2002 in order to reduce costs and improve productivity by eliminating redundant positions, streamlining production and initiating cost reduction programs in all operating areas. As a result, we recorded a restructuring charge of approximately $1,767,000 ($1,043,000, net of tax) in the year ended December 31, 2002. In 2003, we recorded an additional restructuring charge of $122,000. This charge included an increase in the workforce reduction accrual of $294,000 related to additional costs associated with the early retirement program in Germany. This increase was offset by a reduction in the contractual obligations accrual of $172,000 due to the fact that we renegotiated the penalties for terminating a contract for outsourced information technology services.

        The following table summarizes the restructuring charge activity and the balance of the restructuring accrual as of December 31, 2003 (in thousands):

	Workforce Reduction	Production Operations	Contractual Obligations	Engineering Inventory	Total
Balance, December 31, 2001	—	—	—	—	—
New charges	$458	$699	$465	$145	$1,767
Cash payments	(84)	—	(172)	—	(256)
Non-cash charges	—	(699)	—	(145)	(844)
Currency impact	16	—	20	—	36

Balance, December 31, 2002	390	—	313	—	703
Cash payments	(202)	—	(161)	—	(363)
Other	294	—	(172)	—	122
Currency impact	77	—	20	—	97

Balance, December 31, 2003	$559	$—	$—	$—	$559

        Due to the impact of certain German regulatory requirements applicable to the benefits for our German employees, the workforce reduction accrual will not be fully paid until 2008.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to allowance for doubtful accounts, inventories, long-lived assets, warranty costs, customer advances, pension plan, revenue recognition, income taxes, contingencies, and restructuring. We base our estimates on historical experience, current market and economic conditions, and other assumptions that we believe are reasonable. The results of these estimates form the basis for judgments about the carrying value of assets and liabilities where the values are not readily apparent from other sources. Actual results could differ from these estimates.

        We believe the following critical accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment.

  •
  Allowance for doubtful accounts.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay amounts due. If the financial condition of our customers were to deteriorate, reducing their ability to make payments, additional allowances would be required, resulting in a decrease in net income.

  •
  Inventories.  Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method. We maintain an allowance for excess and obsolete inventory to reflect the expected un-saleable or un-refundable inventory based on an evaluation of slow moving products. If ultimate usage or demand varies significantly from expected usage or demand, additional write-downs may be required, resulting in a decrease in net income.

  •
  Goodwill, other intangible assets, investments in other companies, and other long-lived assets.  We periodically evaluate goodwill for impairment using market comparables for similar businesses or forecasts of discounted future cash flows. We also review other intangible assets, investments in other companies, and other long-lived assets when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Should the fair value of our long-lived assets decline because of reduced operating performance, market declines, or other indicators of impairment, charges for impairment may be necessary, resulting in a decrease in net income.

  •
  Warranty costs.  We normally provide a one-year parts and labor warranty with the purchase of equipment. The anticipated cost for this one-year warranty is accrued upon recognition of the sale and is included as a current liability on the accompanying balance sheets. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, the warranty accrual will increase, resulting in a decreased gross profit.

  •
  Revenue recognition.  We recognize revenue from system sales, including hardware with embedded software, when a product is accepted by the customer. As such, revenue recognition is dependent on the timing of shipment and is subject to customer acceptance and readiness. If shipments are not made on scheduled timelines or the products are not accepted by the customer, our reported revenues may differ materially from expectations. When products are sold through an independent distributor, a strategic distribution partner or an unconsolidated affiliated distributor which assumes responsibility for installation, we recognize the system sale when the products are shipped and title has transferred to the distributor. Our distributors do not have price protection rights or rights to return; however, our products are warranted to be free from defect for a period of one year. Revenue from accessories and parts is recognized upon shipment, and revenue from services when performed.

  •
  Income taxes.  We estimate the degree to which tax assets and loss carry-forwards will result in a benefit based on expected profitability by tax jurisdiction, and provide a valuation allowance for tax assets and loss carry-forwards that we believe will more likely than not go unused. If it becomes more likely than not that a tax asset or loss carry-forward will be used, we reverse the related valuation allowance. If our actual future taxable income by tax jurisdiction vary from estimates, additional allowances or reversals of reserves may be necessary.

  •
  Contingencies.  We estimate losses on contingencies and provide a reserve for these losses when the losses are probable and estimable. Should the ultimate losses on contingencies and litigation vary from estimates, adjustments to those reserves may be required.

  •
  Restructuring.  We record restructuring reserves for severance, inventory obsolescence, contractual obligations and other restructuring costs based on estimates of each of these expenses. Should actual cash flows associated with restructuring costs vary from estimated amounts, adjustments may be required.

RESULTS OF OPERATIONS

        The following tables set forth certain items and discussions based on our results of operations for the three years ended December 31, 2003 (dollars in thousands).

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Revenue:

	2003	2002	Change	Percentage Change
Bruker Daltonics	$146,749	$116,368	$30,381	26.1%
Bruker AXS	113,930	104,290	9,640	9.2

Bruker BioSciences	$260,679	$220,658	$40,021	18.1%

        Bruker Daltonics' net revenue increased by $30.4 million, or 26.1%, in 2003 compared to 2002. Of this increase, approximately $17.7 million, or 15.2%, resulted from currency fluctuations. Organic growth of 10.9% is primarily due to an increase in mass spectrometry system sales, particularly within our ion trap and TOF product lines, and aftermarket business of consumables and service contracts. We also experienced an increase of $1.1 million in our grant revenue which is the result of the timing of receipts from various projects for early-stage research and development projects funded by grants from the German government. These increases were partially offset by a decline in our NBC detection business. Life science systems revenue, NBC detection systems revenue and aftermarket revenue as a percentage of Bruker Daltonics' product revenue were 72%, 9% and 19%, respectively, in 2003 compared to 70%, 15% and 15%, respectively, in 2002.

        Bruker AXS' net revenue increased by $9.6 million, or 9.2%, in 2003 compared to 2002. Of this increase, approximately $12.9 million, or 12.3%, resulted from currency fluctuations. Excluding currency effects, Bruker AXS' net revenue declined 3.1%. The decline in net revenue excluding currency effects was driven by a decline in SCD system sales. This decline was partially offset by increases in XRF system, thermal analyzer, and aftermarket revenues. Aftermarket revenues consist of extended warranties and service agreements, replacement parts, accessories, software packages, upgrades, repair calls, support services and training. Analytical X-ray and other systems and aftermarket sales as a percentage of Bruker AXS' product revenue were 70% and 30%, respectively, in 2003 compared to 76% and 24%, respectively in 2002.

Cost of Product Revenue:

	2003	Percentage of Product Revenue	2002	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$76,079	52.3%	$55,872	48.1%	$20,207	36.2%
Bruker AXS	68,755	60.3	63,114	60.5	5,641	8.9

Bruker BioSciences	$144,834	55.6%	$118,986	54.0%	$25,848	21.7%

        Bruker Daltonics' cost of product revenue increased by $20.2 million, or 36.2%, in 2003 compared to 2002. Of this increase, approximately 22.1% is attributable to foreign currency exchange rates. The increase also is driven in part by increased sales. The increase is also attributable to an unprofitable contract with the U.K. Ministry of Defense ("MOD"), which resulted in product revenue of $2.9 million and cost of product revenue of $2.8 million, or a 0.9% increase in cost of product revenues. The remainder of the increase is due to the change in the mix of sales to third party customers and distributors.

        Bruker AXS' cost of product revenue increased by $5.6 million, or 8.9%, in 2003 compared to 2002. Of this increase, approximately 11.9% is attributable to foreign currency exchange rates. The net decrease of 3% is partially due to lower sales. Also reducing the cost of product revenues were lower installation and warranty costs and sales to lower cost distributors, as well as improved productivity related to our aftermarket sales. Offsetting in part cost of product revenue improvements during 2003 was a write-off of $1.0 million of inventory resulting from the restructuring of the X-ray life science business. Cost of product revenues as a percentage of product revenues also increased for our X-ray life science systems due to overcapacity in our production operations.

Sales and Marketing:

	2003	Percentage of Product Revenue	2002	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$32,747	22.5%	$26,806	23.1%	$5,941	22.2%
Bruker AXS	27,673	24.3	21,340	20.5	6,333	29.7

Bruker BioSciences	$60,420	23.2%	$48,146	21.8%	$12,274	25.5%

        Bruker Daltonics' sales and marketing expense increased by $5.9 million, or 22.2%, in 2003 compared to 2002. This increase is primarily due to unfavorable currency effects that resulted in approximately 12.4% of the 22.2% increase. The remainder of the increase is attributable to costs incurred on commissions from higher sales, an increase in headcount and increase in amortization expense related to our demonstration inventory.

        Bruker AXS' sales and marketing expense increased by $6.3 million, or 29.7%, in 2003 compared to 2002. This increase is primarily due to unfavorable currency effects that resulted in approximately 14.7% of the 29.7% increase. The increase is also attributable to increased amortization expense related to our additional demonstration inventory and higher commissions to distributors and other representatives due to increased sales through these channels.

General and Administrative:

	2003	Percentage of Product Revenue	2002	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$8,121	5.6%	$7,009	6.0%	$1,112	15.9%
Bruker AXS	8,803	7.7	8,265	7.9	538	6.5
Corporate	411	—	—	—	411	100.0

Bruker BioSciences	$17,335	6.7%	$15,274	6.9%	$2,061	13.5%

        Bruker Daltonics' general and administrative expense increased by $1.1 million, or 15.9%, in 2003 compared to 2002. This increase is primarily due to currency effects that resulted in 10.2% of the 15.9% increase. The remainder of the increase is due primarily to additional overhead costs for the two new facilities in the U.S. and Germany that were completed at the end of 2002.

        Bruker AXS' general and administrative expense increased by $539,000, or 6.5%, in 2003 compared to 2002. This increase is primarily due to currency effects that resulted in 13.1% of the 6.5% increase. The increase also is attributable to increased amortization expense for acquired intangible assets. These increases were offset in part by the elimination of public company costs in the second half of the year as a result of our July 1, 2003 merger.

        Bruker BioSciences corporate charges were $411,000 and related to public company costs such as legal fees, audit fees and directors and officers insurance for the second half of the year.

Research and Development:

	2003	Percentage of Product Revenue	2002	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$26,267	18.1%	$20,734	17.9%	$5,533	26.7%
Bruker AXS	11,759	10.3	9,903	9.5	1,856	18.7

Bruker BioSciences	$38,026	14.6%	$30,637	13.9%	$7,389	24.1%

        Bruker Daltonics' research and development expense increased $5.5 million, or 26.7%, in 2003 compared to 2002. This increase is attributable primarily to increased investment in research and development which we expect to result in new product introductions in 2004 and 2005. A large research and development project that is being funded in part by a research and development grant in Germany also contributed to the increase. Bruker Daltonics receives income of 50% on the actual expenses incurred on behalf of this grant that is recorded in other revenue in the Consolidated Statement of Operations. The grant is expected to continue into 2004. Netting the grant revenue received in 2003 against total research and development expense for the year, Bruker Daltonics' research and development expense as a percent of product revenue would have been 17.2%. The remainder of the change is due to currency effects resulting in approximately 16.5% of the 26.7% increase.

        Bruker AXS' research and development expense increased $1.9 million, or 18.7%, in 2003 compared to 2002. This increase relates to currency effects that resulted in approximately 11.8% of the 18.7% increase. Additionally, there was an increase in licensing fees paid to a third-party software developer. This increase was offset in part by a reduction in headcount and the timing of the purchasing of materials.

        We project and track our research and development expenditures by project only on a selective basis. For example, we identify research and development expenditures for IPR&D. As such, we are not able to estimate our research and development projects currently in process. We do expect that future research and development expenditures will be consistent with historical levels of research and development expenditures.

        Reversal of Liability Accrual.    Bruker BioSciences reversed a liability accrual of $1.9 million in the year ended December 31, 2003. During the third quarter of 2001, Bruker Daltonics had a reserve of $1.7 million for liquidated damages pursuant to a contract with the U.K. Ministry of Defense ("MOD"). We disputed the applicability of liquidated damages and believed that we were owed additional development funding by the MOD. During the fiscal year ended December 31, 2003, our Swiss and German subsidiaries delivered product which met the specifications of the contract. As such, we have an understanding with the MOD that is will not pursue any further claims for liquidated damages, other than those previously paid, pursuant to the contract and that we will not pursue our claims for the recovery of additional research and development expenses incurred in connection with the contract. Therefore, the reserve of $1.9 million for liquidated damages was reversed during the second quarter of 2003.

        Other Special Charges.    Other special charges for the year ended December 31, 2003 were $11.7 million compared to $2.0 million in 2002. During the fiscal year ended December 31, 2003, we incurred $11.7 million of merger related charges, including cash charges for merger transaction costs of $6.4 million and cash restructuring charges of $0.9 million incurred in conjunction with the consolidation of manufacturing sites. The 2003 merger related costs also included the non-cash charges for write-off of acquired in-process research and development of $2.5 million, goodwill and other intangibles write-off of $1.2 million, and impairment charges of $0.7 million related to acquired assets. Bruker Daltonics incurred $2.9 million of other special charges mainly for merger transaction costs. Bruker AXS incurred $8.8 million for the remaining special charges in connection with the merger.

        Interest and Other Income (Expense), Net.    Interest and other income (expense) for the year ended December 31, 2003 was $1.0 million, compared to $(9.3) million in 2002. The difference relates primarily to a $(10.9) million charge we incurred during 2002 relating to the write-down of our investments in certain proteomics content companies. In addition, part of the increase is due to appreciation on the fair value of derivative financial instruments. These increases were offset in part by lower interest income, which has declined as a result of the lower interest earned on our cash and short-term investments during 2003, lower gains on foreign currency transactions and a loss on disposal of equipment.

        Minority Interest in Consolidated Subsidiaries.    Minority interest in consolidated subsidiaries for the year ended December 31, 2003 was $(853,000) compared to $(212,000) in 2002. The minority interest in subsidiaries represents the minority shareholders' proportionate share of net income (loss) for the fiscal year ended December 31, 2003 and 2002. For the twelve months ended December 31, 2003 and 2002, the minority interest relates primarily to the proportionate share of net loss for minority shareholders of 31% of Bruker AXS Inc. for the first six months of 2003 and for the year 2002, as well as 25% of Baltic Scientific since our acquisition in April 2003 and 49% of InCoatec GmbH since our acquisition in February 2002.

        Provision for Income Taxes.    The provision for income taxes for the year ended December 31, 2003 was $9.7 million, compared to $2.8 million in 2002. The effective tax rate was 112% for the year ended December 31, 2003, compared to 77% for 2002. The income tax provision is determined by applying an estimated effective tax rate to income before income taxes. The estimated effective income tax rate is based on the Company's pretax income, permanent book/tax differences and tax credits. The significant variation from the customary effective tax rate of approximately 38% is due to the valuation allowance of $9.6 million recorded against deferred tax assets. A full valuation allowance was recorded against the deferred tax assets in the U.S. due to cumulative losses incurred in the U.S. in recent years. In addition, we did not record a tax benefit on $6.4 million of merger related charges including acquired research and development, merger transaction costs, restructuring charges, write-off of goodwill and other intangible assets, and the impairment of acquired assets for 2003.

        Cumulative Effect of Change in Accounting Principle.    We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal 2002. Under the transitional provisions of SFAS No. 142, we tested goodwill and intangible assets with indefinite useful lives for impairment as of January 1, 2002 pursuant to the method prescribed by SFAS No. 142. We completed the transitional impairment tests in the third quarter of 2002, which resulted in recording an impairment loss of $1.0 million ($0.6 million, net of tax). In accordance with the transitional provisions of SFAS No. 142, the impairment loss was recorded in the first quarter of 2002 as a cumulative effect of change in accounting principle. The goodwill impairment loss related to our Bruker Nonius reporting unit of Bruker AXS, which was acquired in April 2001. Changes in the market and economic conditions since the date of acquisition resulted in an impairment to the goodwill allocated to Bruker Nonius.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenue:

	2002	2001	Change	Percentage Change
Bruker Daltonics	$116,368	$92,691	$23,677	25.5%
Bruker AXS	104,290	82,588	21,702	26.3

Bruker BioSciences	$220,658	$175,279	$45,379	25.9%

        Bruker Daltonics' net revenue increased by $23.7 million, or 25.5%, in 2002 compared to 2001. Of this increase, approximately $4.6 million, or 5.0%, resulted from currency fluctuations. The increase in total product revenue is related to continuing growth of all our life science product lines. During 2002, we also saw significant growth in our NBC detection system sales due to a large CBMS contract, in connection with which we recorded sales in 2002 of $10.4 million, related to the U.S. Army. Life science systems revenue, NBC detection systems revenue and aftermarket revenue as a percentage of product revenue were 70%, 15% and 15%, respectively, in 2002 as compared to 74%, 10% and 16%, respectively, in 2001.

        Bruker AXS' net revenue increased by $21.7 million, or 26.3%, in 2002 compared to 2001. Of this increase, approximately $8.3 million related to our X-ray diffraction systems; specifically, the market's acceptance of the D8 DISCOVER CC and D4 ENDEAVOR accompanied by strong sales of our existing D8 ADVANCE. In addition, the S4 PIONEER, an X-ray fluorescence system, was introduced in the fourth quarter of 2001 and resulted in an increase in sales of $4.7 million. Approximately $4.7 million of the increase in sales related to our acquisition of MAC Science. The remainder of the increase was due primarily to a $3.2 million increase in aftermarket and other sales. Aftermarket and other sales consist of extended warranty and service agreements, replacement parts, accessories, software packages, upgrades, repair calls, support services and training. Currency fluctuations on net sales for the fiscal year ended December 31, 2002 had a favorable impact of $3.4 million, or 4.1%, on our revenues. Analytical X-ray and other systems and aftermarket sales as a percentage of product revenue were 76% and 24%, respectively, in 2002 compared to 73% and 27%, respectively, in 2001.

Cost of Product Revenue:

	2002	Percentage of Product Revenue	2001	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$55,872	48.1%	$43,588	47.5%	$12,284	28.2%
Bruker AXS	63,114	60.5	51,063	61.8	12,051	23.6

Bruker BioSciences	$118,986	54.0%	$94,651	54.3%	$24,335	25.7%

        Bruker Daltonics' cost of product revenue increased by $12.3 million, or 28.2%, in 2002 compared to 2001. This increase is attributable to the increase of our inventory reserve by approximately $700,000. The increase in the reserve mainly related to items within our slower growth product lines, including the NBC detection business. Excluding this charge, our 2002 cost of product revenue would have been approximately 47.5%.

        Bruker AXS' cost of product revenue increased by $12.1 million, or 23.6%, in 2002 compared to 2001. This increase was due to the overall growth in system sales. In addition, approximately $2.8 million of this increase was due to the acquisition of MAC Science. Further, currency fluctuations increased our cost of sales by approximately $2.1 million as compared to the prior year. The gross margin on sales was 39.5% in 2002 compared to 38.2% in 2001. The improvement in gross margin was driven particularly by improved performance in our APEX and PROTEUM single crystal diffraction product lines. In addition, our redesign to cost initiatives improved our margins in our X-ray diffraction systems, particularly our D8 products.

Sales and Marketing:

	2002	Percentage of Product Revenue	2001	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$26,806	23.1%	$21,711	23.7%	$5,095	23.5%
Bruker AXS	21,340	20.5	16,792	20.3	4,548	27.1

Bruker BioSciences	$48,146	21.8%	$38,503	22.1%	$9,643	25.0%

        Bruker Daltonics' sales and marketing expense increased by $5.1 million, or 23.5%, in 2002 compared to 2001. This increase relates primarily to significant new product introductions during the first and second quarters of 2002 and the cost associated with the rollout of these products and a general increase in our business. The decline as a percentage of product revenues is related to our increasingly effective leveraging of our selling and marketing expenses against the increase in product revenues.

        Bruker AXS' sales and marketing expense increased by $4.5 million, or 27.1%, in 2002 compared to 2001. This increase was primarily due to an increase in sales commissions and employee costs due to higher sales levels. In addition, approximately $0.9 million of this increase related to the acquisition of MAC Science. Currency fluctuations increased marketing and selling expenses by $0.8 million.

General and Administrative:

	2002	Percentage of Product Revenue	2001	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$7,009	6.0%	$6,007	6.5%	$1,002	16.7%
Bruker AXS	8,265	7.9	5,298	6.4	2,967	56.0

Bruker BioSciences	$15,274	6.9%	$11,305	6.5%	$3,969	35.1%

        Bruker Daltonics' general and administrative expense increased by $1.0 million, or 16.7%, in 2002 compared to 2001. Although general and administrative expenses as a percentage of product revenue decreased, general and administrative expenses have remained relatively consistent with the overall increased sales growth of Bruker Daltonics. The increase in the total amount of general and administrative expenses relates to an increase in costs incurred in 2002 associated with several business development projects.

        Bruker AXS' general and administrative expense increased by approximately $3.0 million, or 56.0%, in 2002 compared to 2001. This increase was due to approximately $1.7 million of costs related to being a public company, including insurance, legal fees, filing fees and other costs. In addition, approximately $0.5 million of this increase related to the acquisition of MAC Science. Currency fluctuations increased general and administrative expenses by $0.2 million.

Research and Development:

	2002	Percentage of Product Revenue	2001	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$20,734	17.9%	$18,468	20.1%	$2,266	12.3%
Bruker AXS	9,903	9.5	7,744	9.4	2,159	27.9

Bruker BioSciences	$30,637	13.9%	$26,212	15.0%	$4,425	16.9%

        Bruker Daltonics' research and development expense increased by approximately $2.3 million, or 12.3%, in 2002 compared to 2001. The overall dollar increase relates to the development of certain new projects, which were incorporated into our product line throughout 2003. Although research and development expense increased, research and development expense as a percentage of product revenue decreased. This decline in research and development expense as a percentage of product revenues is in line with our business strategy and due primarily to increased product revenue.

        Bruker AXS' research and development expense increased by approximately $2.2 million, or 27.9%, in 2002 compared to 2001. Approximately $1.7 million of the increase was due to the expansion of research and development projects, specifically material purchases for these projects. In addition, research and development expenses increased by $0.5 million due to the acquisition of MAC Science. Currency fluctuations increased research and development expenses by $0.3 million. As a percentage of net sales, research and development expenses increased to 9.5% for the year ended December 31, 2002 from 9.4% for the year ended December 31, 2001.

        We project and track our research and development expenditures by project only on a selective basis. For example, we identify research and development expenditures for IPR&D. As such, we are not able to estimate our research and development projects currently in process. We do expect that future research and development expenditures will be consistent with historical levels of research and development expenditures.

        Other Special Charges.    Other special charges were $2.0 million in 2002 compared to $3.2 million in 2001.

        Bruker Daltonics' other special charges for 2002 consist of a $700,000 charge to increase a contract reserve for the cost of completing an existing contract with the U.K. Ministry of Defense as well as a $500,000 charge related to a restructuring charge which was primarily related to a workforce reduction of approximately 50 employees. The charge consisted primarily of employee severance, professional fees and outplacement services. During the second quarter of 2002, the Company booked approximately $1.5 million for these anticipated costs, and then recorded a credit of approximately $1.0 million against this reserve during the third and fourth quarters of 2002 to reflect a revised estimate for the actual employee severance costs. In 2002, there was also a $1.0 million credit relating to a reversal of a previously established reserve from our patent litigation with Finnigan. The reserve was reduced by $1.0 million during 2002 as a result of the final settlement of this litigation.

        In addition, as Bruker Daltonics reported for the third quarter of 2001, we recorded a loss on provision charge of $1.5 million in connection with liquidated damages pursuant to the MOD contract. At December 31, 2001, the balance was $1.7 million due to foreign currency adjustments. As discussed previously, these issues have been resolved. This charge was offset by a litigation credit of $1.9 million.

        Bruker AXS, in the third quarter of 2002, implemented a restructuring program to reduce costs and improve productivity by eliminating redundant positions, streamlining production and initiating cost reduction programs in all operating areas. As a result, we recorded a restructuring charge of approximately $1.8 million ($1.0 million, net of tax). Of the total restructuring charge, approximately $0.5 million related to involuntary and voluntary employee termination benefits for personnel reductions in all operating areas. Under the restructuring program, we reduced our workforce by approximately 19 employees, or approximately 5% of the total workforce in the United States, Germany and United Kingdom. The restructuring charge also included approximately $0.7 million for the write-off of property and equipment as a result of ceasing production at a facility located in the United Kingdom. Beginning in the fourth quarter of 2002, all products that were produced in the United Kingdom are being produced at the production facility in Germany. In addition, approximately $0.5 million of the restructuring charge consisted of penalties for terminating contracts for outsourced inventory and information technology services which we now provide internally. The remaining $0.1 million consisted of engineering inventory that was written off as a result of the termination of a research and development project.

        In 2001, Bruker AXS wrote off approximately $3.6 million of in-process research and development costs related to the acquisition of Bruker Nonius.

        Interest and Other Income (Expense), Net.    Interest and other income (expense) for the year ended December 31, 2002 was $(9.3) million, compared to $2.3 million in 2001. The increase in expenses relates to a $(10.9) million write-down of our investments in three non-affiliated proteomics companies as well as a foreign currency exchange loss for the year of $1.5 million. During the year, we earned interest income of approximately $1.8 million and paid approximately $(1.3) million in interest expense. Our interest income on our short-term investments declined in 2002 due to the use of cash to complete the expansion of our United States and Germany facilities as well as due to a reduced rate of return.

        Minority Interest in Consolidated Subsidiaries.    Minority interest in consolidated subsidiaries of $(212,000) and $(427,000), on the statement of operations for the year ended December 31, 2002 and 2001, primarily represents the minority public shareholders' proportionate share of net loss for 31% of Bruker AXS for 2002 and 2001, as well as 49% of InCoatec GmbH since February 2002.

        Provision for Income Taxes.    The provision for income taxes increased $1.4 million, or 98.6%, to $2.8 million compared to $1.4 million in 2001. The effective tax rate was 77% for the year ended December 31, 2002 and 38% for 2001. The income tax provision is determined by applying an estimated effective tax rate to income before income taxes. The estimated effective income tax rate is based on the Company's pretax income, permanent book/tax differences and tax credits. The significant variation from the customary effective tax rate of approximately 38% is primarily due to recording a valuation allowance on our deferred tax assets for the write-down of investments in other companies and foreign tax credits.

        Cumulative Effect of Change in Accounting Principle.    We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal 2002. Under the transitional provisions of SFAS No. 142, we tested goodwill and intangible assets with indefinite useful lives for impairment as of January 1, 2002 pursuant to the method prescribed by SFAS No. 142. We completed the transitional impairment tests in the third quarter of 2002, which resulted in recording an impairment loss of approximately $1.0 million ($0.6 million, net of tax). In accordance with the transitional provisions of SFAS No. 142, the impairment loss was recorded in the first quarter of 2002 as a cumulative effect of change in accounting principle. The goodwill impairment loss related to our Bruker Nonius reporting unit of Bruker AXS, which was acquired in April 2001. Changes in the market and economic conditions since the date of acquisition resulted in an impairment to the goodwill allocated to Bruker Nonius.

LIQUIDITY AND CAPITAL RESOURCES

        Presently, we anticipate that our existing capital resources will meet our operating and investing needs at least through the end of 2004. As of December 31, 2003, we had cash and cash equivalents of $62.6 million and working capital of $142.0 million. Historically, we have financed our growth through a combination of debt financing and issuance of common stock.

        As of December 31, 2003, we had approximately $22.2 million of net operating loss carry-forwards available to reduce future taxable income. These losses have various expiration dates through 2023. We also have research and development tax credits of approximately $2.7 million available to offset future tax liabilities that expire at various dates through 2023.

        During the fiscal year ended December 31, 2003, net cash used in operating activities was $6.1 million, which improved in comparison to net cash of $10.7 million used in operating activities during the fiscal year ended December 31, 2002. This was primarily due to our accounts receivable and inventory growing at a slower rate than our sales volume. We have made improvements in our cash collection efforts for accounts receivable and have more efficiently managed our inventories by reducing our lead times. Our improvements in accounts receivable and inventories were offset by decreases in other current liabilities, primarily income taxes payable, contingent liabilities and customer advances. Our use of cash during the year ended December 31, 2002 was primarily due to increases in accounts receivable and inventories related to sales growth. During the year ended December 31, 2001, we used $13.6 million in cash flow from operations. Our use of cash was primarily due to increases in accounts receivable and inventories. These increases were partially offset by increased accounts payable and other current liabilities.

        For the year ended December 31, 2003, cash flow used for investing activities totaled $10.4 million, compared to $17.3 million cash generated for the year ended December 31, 2002. We used $5.5 million of cash during the fiscal year ended December 31, 2003 for capital expenditures, which were principally related to improvements of existing assets. In 2004, we expect to continue to make capital investments which will focus on enhancing the efficiency of our operations and supporting our growth. In 2003, we also used $5.5 million of cash in the purchase of businesses and minority interest related to our merger with Bruker AXS Inc.

        Cash flow used in financing activities totaled $8.1 million for the year ended December 31, 2003, compared to $19.0 million cash generated for the year ended December 31, 2002. We used $10.8 million for a cash payment to our shareholders in connection with the Bruker AXS Inc. merger. In December 2002, we entered into a demand revolving line of credit with Citizens Bank in the United States in the amount of $2.5 million. This line, which is secured by portions of our inventory, receivables and equipment in the United States, is used to support working capital and has no expiration date. We also maintain revolving lines of credit of approximately $30.4 million with German banks and Japanese banks. Both of the German and Japanese lines of credits are unsecured. As of December 31, 2003, there was approximately $16.4 million outstanding on our U.S., German, and Japanese lines of credit. Bruker AXS has an interest rate swap that, until January 1, 2003, was designated as an effective hedge for accounting purposes. Bruker AXS pays a 4.6% fixed rate of interest and receives a variable rate of interest based on the Bond Market Association Municipal Swap Index. The contract has a $2.2 million notional value which decreases in conjunction with the IRB payment schedule until the swap and IRB agreements terminate at December 2013.

        We have both short-term and long-term notes payable with outstanding balances aggregating $28.6 million as of December 31, 2003. As of December 31, 2003, the interest rates on our notes payable range from 1.00% to 5.10%.

        In connection with some of our outstanding debt, we are required to maintain certain financial ratios and meet other financial criteria. Additionally, we are subject to a variety of restrictive covenants that require bank consent if not met. As of December 31, 2003, the latest measurement date, we were in compliance with all financial covenants.

        In 2002, we repurchased 457,200 shares of Bruker Daltonics Inc. common stock and 192,422 shares of Bruker AXS Inc. common stock, at an average price of $5.10 and $3.93, respectively, in accordance with the terms of our stock repurchase plans. The Bruker AXS Inc. share number is a post-merger number which gives effect to the merger share exchange ratio. Our stock repurchase plan, announced August 26, 2002, authorizes us to repurchase up to one million shares of our common stock. During the fiscal year ended December 31, 2003, we did not repurchase any shares.

        In July 2003, we increased our outstanding shares by 31.5 million to 86.0 million due to the merger with Bruker AXS. In conjunction with the merger, we paid $16.3 million to Bruker AXS shareholders who elected to receive 25% of their outstanding shares in cash. See Note 5 for further details regarding the merger.

        Our future capital uses and requirements depend on numerous factors, including our success in selling our existing products, our progress in research and development, our ability to introduce and sell new products, our sales and marketing expenses, our need to expand production capacity, costs associated with possible acquisitions, expenses associated with unforeseen litigation, regulatory changes, competition and technological developments in the market. We estimate our future capital expenditures to be approximately $5.5 million for 2004.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

        Our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments are included in the following table as of December 31, 2003 (in thousands):

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-term borrowings	$16,369	$16,369	$—	$—	$—
Operating lease obligations	7,266	2,214	3,667	1,385	—
Long-term debt	28,592	2,218	2,449	15,314	8,611
Pension	6,886	—	11	180	6,695

Total	$59,113	$20,801	$6,127	$16,879	$15,306

        Disclosures regarding these obligations are located in our Financial Statements incorporated by reference in this prospectus.

TRANSACTIONS WITH RELATED PARTIES

        We are affiliated, through common shareholders, with several other entities which use the Bruker name. Pursuant to an omnibus sharing agreement with our affiliates, we have entered into sharing agreements with our affiliates which provide for the sharing of specified intellectual property rights, services, facilities and other related items.

        Sales to related parties which are not subsidiaries of Bruker BioSciences are included in the consolidated financial statements. Such related parties are affiliated sales offices in countries in which we do not have our own distribution network. As such, these sales were primarily for resale of our products only. Sales to related parties are at commercially reasonable arm's length conditions and pricing. These sales amounted to $13.0 million, $16.6 million and $9.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, we made purchases of products from affiliated entities of $7.1 million, $5.3 million and $3.5 million in the years ended December 31, 2003, 2002 and 2001, respectively.

        We share various general and administrative expenses for items including umbrella insurance policies, accounting services and leases with various related parties. These general and administrative expenses amounted to $1.4 million, $1.2 million and $1.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        The Company has investments in three non-affiliated companies. The Company recognized sales to these companies, GeneProt, Inc., Cengent Therapeutics and Affinium Pharmaceuticals Inc., of approximately $2.1 million, $0, and $34,000, respectively in 2003, $510,000, $0 and $194,000, respectively, in 2002, and $6.0 million, $300,000 and $400,000, respectively, in 2001. We believe these sales were made under arm's length conditions and in the normal course of business. We made no purchases from any of these companies in 2003, 2002 or 2001.

        On November 28, 2002, we issued 109,800 shares of restricted common stock, par value $0.01 per share, to Dr. Dieter Koch, Managing Director of Bruker Daltonik GmbH and, at the time, a Director of Bruker Daltonics Inc., valued at approximately $593,000 and cash of $593,000, in exchange for his minority interest in Bruker Saxonia Analytik GmbH, a majority-owned subsidiary of Bruker Daltonik GmbH. The shares of our common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of that act.

        In 2003, 2002 and 2001, the Company paid $1.4 million, $849,000 and $1.0 million, respectively, to a law firm in which one of its directors is a partner.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are potentially exposed to market risk associated with changes in foreign exchange and interest rates for which we selectively use financial instruments to reduce related market risks. An instrument will be treated as a hedge if it is effective in offsetting the impact of volatility in our underlying exposure. We have also entered into instruments which are not effective derivatives under the requirements of SFAS No. 133 and therefore such instruments are not designated as hedges. All transactions are authorized and executed pursuant to policies and procedures. Analytical techniques used to manage and monitor foreign exchange and interest rate risk include market valuation.

Impact of Foreign Currencies

        We sell products in many countries, and a substantial portion of sales, costs and expenses are denominated in foreign currencies, principally in the euro. In 2003, the U.S. dollar continued to weaken against the euro. This significantly increased our consolidated revenue growth by $30.5 million, or 13.8%, as expressed in U.S. dollars. In the first three months of 2002, the U.S. dollar was strengthening against the euro. However, this trend reversed during the second half of 2002, as the U.S. dollar weakened against the euro. Therefore, during the year ended December 31, 2002, fluctuations in foreign currencies had only a minimal impact on our consolidated revenue growth rate, as expressed in U.S. dollars.

        While we may, from time to time, hedge specifically identified cash flows in foreign currencies using forward contracts, this foreign currency activity historically has not been material. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items. At December 31, 2003 and 2002, there were no foreign currency forward contracts outstanding. Additionally, there were no material non-functional currency denominated financial instruments that would expose us to foreign exchange risk outstanding at December 31, 2003 and 2002.

        Historically, realized foreign exchange gains and losses have been material. Realized foreign exchange gains (losses) were approximately $1.2 million, $1.5 million and $(263,000) for the fiscal year ended December 31, 2003, 2002 and 2001, respectively. As we expand internationally, we will evaluate currency risks and may continue to enter into foreign exchange contracts from time to time to mitigate foreign currency exposure.

        We have entered into foreign-denominated debt obligations. The currency effects of the debt obligations are reflected in the other income (expense) line on the statement of operations.

        We also have foreign-denominated intercompany borrowing arrangements with our Bruker AXS GmbH subsidiary in Germany that impacted our transaction gains and losses and intercompany borrowing arrangements with our Bruker Nonius subsidiary in The Netherlands that affected accumulated other comprehensive income. A 10% increase or decrease of the respective foreign exchange rate with our Bruker Nonius subsidiary in The Netherlands would result in a change in accumulated other comprehensive income (loss) of approximately $1.1 million or $(0.9) million, respectively. A 10% increase or decrease of the respective foreign exchange rate with Germany would result in a transaction gain (loss) of approximately $0.5 million or $(0.4) million, respectively.

Impact of Interest Rates

        Our exposure related to adverse movements in interest rates are derived primarily from outstanding floating rate debt instruments that are indexed to short-term market rates and cash equivalents. Our objective in managing our exposure to interest rates is to decrease the volatility that changes in interest rates might have on earnings and cash flows. To achieve this objective, we use a fixed rate agreement to adjust a portion of our debt, as determined by management, that is subject to variable interest rates.

        In the U.S., we have entered into an interest rate swap arrangement to limit the interest rate exposure on our $2.2 million industrial revenue bond to a fixed rate of 4.6%. We pay a 4.6% fixed rate of interest and receive a variable rate of interest based on the Bond Market Association Municipal Swap Index on a $2.2 million notional amount. Net interest payments or receipts are recorded as adjustments to interest expense. In addition, the instrument is recorded at fair market value on our balance sheet, and changes in the fair market value are recorded in current earnings. The fair value of the instrument was a liability of approximately $109,000 and $133,000, net of tax at December 31, 2003 and December 31, 2002, respectively.

        In April 2002, we entered into two derivative financial instruments, a cross currency interest rate swap and an interest rate swap. The cross currency interest rate swap of 2 million euro secures a fixed interest rate of 1.75% per annum until January 4, 2012. The interest rate swap of 3 million euro reduces the 6-month EURIBOR rate by 1.80% per annum until January 4, 2007. We entered into the financial instruments to manage our exposure to interest rates and foreign exchange risk. During the fiscal year ending December 31, 1999, we entered into three financial instruments, an interest rate cap, an interest rate swap and a cross currency interest rate swap. By entering into these financial instruments, we obtained the right to borrow money at lower rates of interest. We continue to hold these financial instruments until we elect to exercise the options to borrow the money. Until the instruments become an effective hedge, the instruments are considered speculative and are marked-to-market. The fair value of the instruments (appreciated) depreciated $(466,000) and $264,000 for the fiscal year ended December 31, 2003 and 2002, respectively. The fair value of the instruments was an asset (liability) of approximately $151,000 as of December 31, 2003 and $(315,000) as of December 31, 2002.

        A 10% increase or decrease in the average cost of our variable rate debt would not result in a material change in pre-tax interest expense.

Inflation

        We do not believe inflation has had a material impact on our business or operating results during the periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 were originally required to be applied for the first interim or annual period beginning after June 15, 2003. However, in October 2003 the FASB deferred the effective date of FIN 46 to the end of the first interim or annual period ending after December 15, 2003 for those arrangements involving special purpose entities entered into prior to February 1, 2003. All other arrangements within the scope of FIN 46 are subject to its provisions beginning in 2004. The Company adopted FIN 46, as required, with no material impact to its consolidated financial position or results of operations. The Company does not believe that the adoption of the remaining provisions of FIN 46 in 2004 will have a material impact on its financial position or results of operations.

BUSINESS

Overview

        We design and market products to address the rapidly evolving needs of the life science industry, and we are the publicly traded parent company of both Bruker Daltonics and Bruker AXS. Bruker Daltonics is a leading developer and provider of innovative life science tools based on mass spectrometry and also develops and provides a broad range of field analytical systems for NBC detection. Bruker AXS is a leading developer and provider of life science and advanced materials research tools based on X-ray technology.

        Bruker Daltonics' mass spectrometers are sophisticated devices that measure the mass or weight of a molecule and can provide accurate information on the identity, quantity and primary structure of molecules. Our mass spectrometry-based solutions often combine advanced mass spectrometry instrumentation; automated sampling and sample preparation robots; reagent kits and other disposable products, called consumables, used in conducting tests, or assays; and powerful bioinformatics software. We offer mass spectrometry systems and integrated solutions for applications in multiple existing and emerging life science markets including genomics, expression proteomics, clinical proteomics, metabolic and peptide biomarker profiling, drug discovery and development, molecular diagnostics research and molecular and systems biology, as well as basic molecular medicine research. Our substantial investment in research and development allows us to design, manufacture and market a broad array of products intended to meet the rapidly growing needs of our diverse customer base. Our customers include pharmaceutical companies, biotechnology companies, proteomics companies, molecular diagnostics companies, academic institutions and government agencies. In addition, we market some of our life science systems through strategic distribution arrangements with Agilent Technologies, Sequenom and others. We are also a worldwide leader in supplying mass spectrometry-based and other systems for substance detection and pathogen identification in emergency response, homeland security and defense applications.

        Bruker AXS' X-ray systems are advanced instruments that use extremely short wavelengths of energy to determine the characteristics and composition of matter as well as the three-dimensional structure of molecules. Depending on the application, our X-ray systems utilize one of three core X-ray analysis methods: single crystal diffraction, known as SCD or X-ray crystallography; polycrystalline X-ray diffraction, known as XRD or X-ray diffraction; and X-ray fluorescence, known as XRF. Using our modular platforms, we often combine each of these three technology applications with sample preparation tools, automation, consumables and data analysis software. Our products, which have particular application in structural proteomics, drug discovery, and materials and nanotechnology research fields, provide our customers with the ability to determine the three-dimensional structure of specific molecules, such as proteins, and to characterize and determine the properties and composition of materials. Our customers include biotechnology and pharmaceutical companies, nanotechnology companies, semiconductor companies, raw material manufacturers, chemical companies, academic institutions and other businesses involved in materials and structure analysis.

Industry Background

Life Sciences

        We design products that address, among other things, the rapidly evolving needs of the life science industry, academic institutions and research hospitals. The sequencing of the human genome has led to advances that are fueling further investment in the discovery and identification of genetic variation, peptides and proteins, as well as small molecule metabolites, often collectively referred to as systems biology. These developments, combined with advances in combinatorial chemistry, which is the creation of libraries of chemical compounds, and in basic molecular biology and medical research, are spurring growth in the following developing and emerging areas:

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  proteomics, which involves the separation, identification and characterization of proteins in order to understand how proteins are created and modified, how they interact with other proteins or small molecules and what three-dimensional structures the proteins or protein complexes form;

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  pharmacogenomics and pharmacoproteomics, which compares the genetic and protein information of an individual to the average human genome and proteome to predict the response of individual patients and patient populations to drugs;

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  expression proteomics, which involves the large-scale measurement of protein expression, for protein identification, quantification and the determination of protein primary structures and their post-translational modification;

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  clinical proteomics, which is a rapidly developing area of clinical research, correlates basic molecular and clinical research and employs enabling technologies and resources from clinical patient information with proteomics and bioinformatics for the discovery of peptide and protein biomarker panels for diagnostic research use;

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  interaction proteomics, which involves the study of the interaction of proteins with each other and with small molecule drugs;

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  structural proteomics, which involves the three-dimensional structure determination of proteins and protein complexes;

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  new methods of drug discovery, which are based on the rapid measurement, or high throughput screening, of large numbers of small organic compounds synthesized through combinatorial chemistry against large numbers of disease pathways, or targets, identified by genomics and proteomics;

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  biomarker discovery and molecular diagnostics research, which develops rapid and sensitive assays for a broad range of body fluids, cell and tissue types for applications including cancer screening, infectious disease detection, human tissue assessment, the identification of specific agricultural characteristics and pathogen identification, even when the molecular mechanisms are not understood or the genomic sequence is not available;

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  metabolic profiling, or metabonomics, in drug development and biomarker research, which analyzes the levels of small organic molecules produced by the metabolism, called metabolites, present in a cell or in biological fluids to draw correlations between disease state and variations in metabolite levels; and

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  pathogen and biological warfare agent detection and identification, which utilizes mass spectrometry, among other technologies, to detect and identify bacterial or viral pathogens, as well as protein toxins which could be potential threats as biological warfare agents.

NBC Detection

        We design products to address the evolving needs of governments, defense and homeland security forces with respect to nuclear radiation detection and chemical warfare agent detection, as well as biological warfare agent and pathogen identification, also known as NBC (nuclear, biological, and chemical) detection. These products are used to detect the presence of such things as radioactivity, nerve gas or biological agents and play a vital role in the fight against terrorism. The market for NBC detection and identification systems, and for NBC detection research, has experienced significant growth and budget increases, and is driven primarily by the United States and the United Kingdom governments.

Materials and Nanotechnology Research

        We also design products that are vital in the research of the properties and structure of materials, including nanomaterials, and determination and analysis of the elemental composition of materials. These fields, known as materials and nanotechnology research, involve the discovery and characterization of new materials such as nanomaterials, semiconductors, thin films and catalysts and the determination of the elemental composition of chemicals, petrochemicals, pharmaceuticals, semiconductors, steel, cement, plastics and rubber in manufacturing and quality analysis/quality control applications in industries.

Solutions

        Bruker Daltonics.    Bruker Daltonics' product lines integrate sophisticated mass spectrometers with automated sample preparation and measurement and, where appropriate, bioinformatics software to address many of the bioanalytical and bioinformatics needs of the life science industry across a broad range of applications.

        Bruker Daltonics products have particular application to:

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  genetic variation analysis, including such evolving areas as pharmacogenomics and personalized medicine;

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  proteomics;

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  metabonomics;

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  drug discovery based on high throughput screening and combinatorial chemistry; and

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  drug development.

        Automated high throughput mass spectrometry systems offer significant advantages over other bioanalytical tools, including Edman sequencing and two-dimensional gel separations, in these emerging and rapidly changing markets. Bruker Daltonics' automated systems allow its customers to generate and evaluate large volumes of accurate, high-quality data on a cost-effective basis. We believe that this enhanced throughput and high-quality data improves our customers' ability to apply bioinformatics to validate lead disease pathways, or targets, understand disease pathways and analyze lead compounds. Our customers also use these products in molecular biology and other basic medical research. In addition, Bruker Daltonics' automated, integrated mass spectrometry technology is applied in the NBC detection products used in security and defense markets.

        Bruker Daltonics' life science systems are based on four core mass spectrometry technologies: MALDI-TOF, ESI-TOF, FTMS and ITMS. Building on these core technologies, Bruker Daltonics offers a wide range of systems that address key analytical needs in multiple applications across the life sciences industry. Bruker Daltonics also offers comprehensive tool sets such as ClinProt, an integrated set of tools for peptide and biomarker discovery and clinical proteomics research, including automated magnetic bead based sample preparation methods and ClinProTools comprehensive analysis, visualization and statistical model building software tools.

        Bruker AXS.    Bruker AXS' X-ray systems integrate powerful detectors with advanced X-ray sources, computer-controlled positioning systems, sample handling devices and data collection and analysis software to acquire, analyze and manage elemental and molecular information. These integrated approaches address many of the matter characterization and structure needs of the life science, pharmaceutical, raw material and research industries across a broad range of applications. Bruker AXS provides high speed, sensitive systems for a variety of areas, including three-dimensional structure determination, protein crystal screening and molecular structure determination for the emerging structural proteomics market as well as the small molecule drug discovery market.

Additionally, Bruker AXS provides high speed, automated systems for a broad range of applications in materials research, such as combinational screening of materials libraries for lead identification, determination of properties in the emerging field of nanostructure analysis and investigation of thin films and semiconductors. Bruker AXS also offers automated, cost-effective high throughput solutions for the determination of elemental composition in the industrial quality analysis/quality control market.

        All of Bruker AXS' X-ray systems incorporate one or more of Bruker AXS' three core technology applications, X-ray crystallography, X-ray diffraction or X-ray fluorescence, to provide its customers with efficient, highly-accurate solutions. Bruker AXS provides its proteomics customers with integrated systems based on X-ray crystallography, which Bruker AXS believes to be the most efficient method for obtaining precise, static molecular structures. X-ray crystallography allows scientists to analyze large proteins, obtain a high-resolution, precise molecular structure, collect data quickly, interpret data automatically and determine a molecular structure with minimal operator expertise. Additionally, X-ray crystallography offers highly accurate three-dimensional structure information and can be used to determine the structure of unique proteins, including proteins for which there is no known closely related structure.

        Bruker AXS' X-ray diffraction systems allow our materials research customers to combine high throughput combinatorial experimentation with X-ray technology for greater efficiency at lower costs. Bruker AXS' X-ray diffraction and X-ray fluorescence-based systems enable Bruker AXS' industrial customers to achieve results quickly with little sample preparation time and with a high degree of automation throughout the process.

        In addition to the specific technological advances discussed above, we believe that our products offer the following advantages:

        Integrated solutions.    We provide many of our customers with complete solutions by integrating our mass spectrometry and X-ray systems with everything from front-end sample handling to back-end analysis software. We also increasingly provide these complete solutions in smaller, more compact designs to take up less space in laboratories. Our systems also interface easily with other hardware and software in a customer's lab to allow our customers maximum flexibility in creating customized solutions.

        Increased productivity.    Our products, incorporating advanced detectors, high throughput mass spectrometers, X-ray optics, sample handling robots and sophisticated analysis software, allow our customers to increase productivity by generating better results in a shorter time period. Our automated sample preparation and measurement technology and sophisticated, yet user-friendly software interfaces allow our customers to process high sample volumes with reduced reliance on highly-trained scientific personnel.

        High quality results and high performance.    Our mass spectrometry and X-ray systems generate highly accurate data with the speed, selectivity and sensitivity our customers demand. The high sensitivity of certain of our products enables our customers to analyze smaller quantities of samples as well as samples of increasingly smaller size. Our systems provide customers with extremely accurate results, providing novel research information while reducing the need for repeat analysis to eliminate errors.

        Cost efficiency.    Our systems often require minimal operator expertise and involvement and employ modular, integrated technology, offering our customers cost efficiency. Our technological advances serve to reduce our customers' costs related to labor, erroneous experiments, longer experiment time, replacing incompatible machinery or components and traveling to synchrotrons. We believe these cost efficiencies serve to off-set the often substantial cost of system acquisition. We believe we provide our customers with large volumes of highly accurate information at a relatively low cost.

Strategy

        Our strategy is to continue to be a leading provider of mass spectrometry and related systems for use in life sciences as well as in NBC detection and to be a leading provider of X-ray systems for use in the life sciences, pharmaceutical, biotechnology, molecular diagnostics, nanotechnology, chemical, electronics and raw materials industries, as well as for academic and government research. Through our merger with Bruker AXS, we are striving to capitalize on synergistic technologies, to cross-sell our life science mass spectrometry and X-ray products, as well as to decrease some of our operating expenses. Key elements of our strategy include:

        Maintaining our position as a technology leader and innovator.    Both Bruker Daltonics and Bruker AXS are among the leaders and innovators in their respective technologies of mass spectrometry and X-ray technology. We plan to continue to invest in research and development, collaborations and strategic acquisitions in order to develop new and enhanced products. Prior product development efforts led to the development of one of the first vertical TOF/TOF systems and development of a novel integrated system for metabonomic profiling as well as the development and advancement of CCD detector and X-ray optics technologies. We intend to focus our business on technology particularly applicable to the life science market and to extend our advances to the materials science, substance detection and other markets.

        Providing integrated solutions.    Our goal is to continue to focus on the overall needs of our customers, providing them with complete solutions for the analysis of molecules and elemental composition, from sample preparation through analysis of results. Our focus is not only to provide technologically advanced mass spectrometry and X-ray components, but also to provide the components as part of systems that are fast, easy-to-use and compatible with a customer's overall data collection and analysis systems and needs. Our plan includes providing turn-key systems with open architecture that permits our systems to interface with other hardware and software components in the customer's lab.

        Focusing on new and expanding markets.    We intend to aggressively market a broad range of innovative products for applications in new and expanding markets. For example, our current research and development, marketing and acquisition initiatives have been aimed at creating technologies and systems suited to the technology-driven life science market, which we believe will continue to expand in the post-genomic era and represent an increasing part of our business. We intend to continue to identify other market opportunities and apply our resources appropriately, as we recently did with biomarker identification and small molecule material research applications.

        Generating recurring revenue and customer loyalty through world class customer support.    We strive to provide world class support to our customers as part of our strategy to enhance the Bruker brand and maintain customer loyalty. The importance we place on customer support is evidenced by the fact that our customer support personnel is highly-educated and well-trained. In addition to the benefits in brand enhancement and customer loyalty, customer support also generates recurring revenues. As our installed base of systems increases, we expect that the high-margin revenue generated from post-warranty customer service will expand as well. We also plan to increase our recurring revenues as our installed base of systems increases by selling more consumables and replacement parts.

        Providing complementary and modular technologies.    In life science and other areas, we plan to offer complementary mass spectrometry and X-ray technologies to meet the full range of our customers' molecular analysis and matter characterization needs. Our three core X-ray technology applications, SCD, XRD and XRF, complement each other, as do our four core mass spectrometry platforms of MALDI-TOF, ESI-TOF, FTMS and ITMS, and we plan to expand our customers' ability to use the various technologies in an integrated manner within the same laboratory. Capitalizing on the benefits of our modular platform technology, we plan to continue to offer our customers a modular technology approach. Our modular approach permits us to provide individual customers with a customized application through varied combinations of already existing product modules. By taking advantage of the modular capabilities of our technology, we can respond more quickly to the changing technological needs of the market and of our customers while minimizing development expenses and delays.

        Pursuing acquisitions and building alliances.    We plan to continue to pursue acquisitions and build alliances with strategic partners in order to expand our technology base and product offerings, increase our market share and strengthen other key corporate competencies. For example, through our Nonius acquisition, we gained a high powered rotating anode technology as well as additional high-quality research and development talent. Additionally, through our collaboration with Agilent, we and Agilent have jointly developed and distribute ion trap instrumentation, through our alliance with Sequenom, we and Sequenom jointly developed industrial genomics tools for high throughput SNP analysis and through our alliance with Discovery Partners International, we combine our PROTEUM X-ray system, our MICROSTAR X-ray source and our BruNo robotic sample handler with Discovery Partners' Crystal Farm to create a complete system to produce and evaluate protein crystal structures. We also plan to continue to capitalize on collaborations with our affiliates. In 2004 we announced the development, with Bruker BioSpin Corporation, of a metabolic profiler which combines the strengths of nuclear magnetic resonance, or NMR, and time-of-flight, or TOF, mass spectrometry. We also announced in 2004 the development, in connection with Bruker BioSpin, of Proteomics RIMS, a bioinformatics solution that combines and integrates the data, information and knowledge generated in the proteomics research workflow from complementary mass spectrometry NMR, surface plasmon resonance (with our partner Biacore) and X-ray crystallography technologies.

Products

Bruker Daltonics

  Mass Spectrometry

        Bruker Daltonics has developed a suite of mass spectrometry instruments that address a wide range of life sciences applications. Mass spectrometry has become the method of choice for primary structure analysis, including the determination of amino acid sequence and post-translational modifications. Mass spectrometry is thus a key enabling technology of the expression proteomics laboratory. Mass spectrometers are also increasingly used for the discovery of peptide, protein or metabolite biomarkers and panels or patterns of biomarkers. These biomarkers can be used for toxicity screening or to assess drug efficacy in pre-clinical trials in pharmaceutical drug development. They are also used in clinical research and validation studies, at this time still for research use only, in an effort to develop the emerging field of protein molecular diagnostics.

        Mass spectrometers are devices for measuring the mass, or weight, of intact molecules and of fragments of molecules which can provide structural information on the molecule. Mass spectrometry systems employ an ionization source which creates charged molecules and a mass separation/detection component that separates these charged molecules on the basis of mass to detect their presence and quantity. Mass spectrometry has been used in physics and chemistry for over fifty years. Over the past fifteen years, mass spectrometry has emerged as a powerful research tool in the life sciences. For example, mass spectrometers can determine the identity, amount, structure, sequence and other biological properties of small molecules, like drug candidates and metabolites, as well as large biomolecules, like proteins and DNA. Sales of life science mass spectrometry systems contributed revenue of $105.0 million, $81.4 million and $67.5 million in 2003, 2002 and 2001, respectively.

        Bruker Daltonics' life science solutions are based on the following four core mass spectrometry technology platforms:

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  MALDI-TOF—Matrix-assisted laser desorption ionization time-of-flight mass spectrometry, including tandem time-of-flight systems (MALDI-TOF/TOF);

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  ESI-TOF—Electrospray ionization time-of-flight spectrometry, including tandem mass spectrometry systems based on ESI-quadrupole-TOF mass spectrometry (ESI-Q-q-TOF);

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  FTMS—Fourier transform mass spectrometry, including hybrid systems with a quadrupole front end (Q-q-FTMS); and

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  ITMS—Ion trap mass spectrometry.

        Time-of-flight spectrometers measure mass based on the time it takes for charged molecules to travel from the ionization source to the detection component. With the ability to analyze as many as 100,000 samples per day, these mass spectrometers currently have the highest sample throughput and can analyze the broadest range of masses of any mass spectrometer for use in the fields of genomics and proteomics. Our time-of-flight mass spectrometry solutions make full use of this potential for increased speed by automating various steps of the analysis. Our time-of-flight solutions combine high sensitivity, accuracy and throughput to generate large volumes of accurate raw data for detection of genetic variations such as single nucleotide polymorphisms, or SNPs, as well as for peptide analysis and proteomics in general.

        MALDI-TOF mass spectrometers utilize an ionization process to analyze solid samples using a laser that combines high sample throughput with high mass range and excellent sensitivity. Our MALDI-TOF mass spectrometers are useful for: (a) SNP analysis; (b) protein identification; (c) peptide de novo sequencing; (d) determination of post-translational modifications of proteins; (e) interaction proteomics and protein function analysis; (f) drug discovery and development; and (g) fast body fluid and tissue biomarker detection. We offer the following MALDI-TOF instruments:

Product	Description	Product Introduction
microflex™	Compact and affordable high-performance, research-grade benchtop MALDI-TOF mass spectrometer with gridless design of reflectron and microScout ion source for expression proteomics and clinical proteomics	2004
autoflex II™	MALDI-TOF instrument designed for industrial biology, used in SNP analysis and proteomics. Incorporates various performance, electronics and software enhancements, and can be optionally upgraded on-site to full TOF/TOF capabilities	2004
autoflex II™ TOF/TOF	Vertical and relatively compact system which enables high throughput routine protein identification by MALDI-TOF peptide mass fingerprinting, immediately followed by more detailed protein characterization using MALDI-TOF/TOF tandem mass spectrometry on the same sample	2004
autoflex™ TOF/TOF	High throughput routine protein identification by MALDI-TOF peptide mass fingerprinting, immediately followed by more detailed protein characterization using MALDI-TOF/TOF tandem mass spectrometry on the same sample	2003

Compact MassArray	A bench-top, medium throughput linear MALDI-TOF for various DNA analysis methods, designed and manufactured by us for distribution by Sequenom	2003
ultraflex™	High resolution, high sensitivity and high throughput protein identification by MALDI-TOF for expression proteomics and clinical proteomics	2002
OmniFLEX LT™	Entry-level benchtop MALDI-TOF MS for use in pharma/biotech manufacturing and QA/QC	2002
ultraflex™ TOF/TOF	High throughput protein identification by MALDI-TOF using peptide mass fingerprinting, followed by more detailed protein characterization via further fragmentation and secondary TOF/TOF detection	2001
OmniFLEX™	Benchtop system for sensitive and accurate measurement of various biomolecules in clinical, diagnostic and laboratory settings	2000

        These products utilize our AnchorChip microarrays that prepare samples for analysis. These microarrays employ patented microfluidics technology that improves sensitivity and reduces analysis time per sample by concentrating, or "anchoring", the sample in a precisely defined location.

        ESI-TOF mass spectrometers utilize an ionization process to analyze liquid samples. This gentle ionization process, which does not dissociate the molecules, allows for rapid data acquisition and analysis of large biological molecules. ESI-TOF mass spectrometers are useful for: (a) identification, protein analysis and functional complex analysis in proteomics and protein function; (b) molecular identification in metabonomics, natural product and drug metabolite analysis; (c) combinatorial chemistry high throughput screening, or HTS; and (d) fast liquid chromatography mass spectrometry, or LC/MS, in drug discovery and development. We offer the following ESI-TOF instruments:

Product	Description	Product Introduction
microTOF FOCUS™	For use with the microTOF bench-top ESI-TOF system, Focus utilizes multiple advances 20 in TOF ion optics and ion detection to increase the resolution of bench-top ESI-TOF systems to 15k across the mass spectrum	2004
Metabolic Profiler™ NMR/TOF	Combines the structural and quantitative strengths of nuclear magnetic resonance, or NMR, and the sensitivity and exact mass capabilities of ESI-TOF mass spectrometry in an integrated hardware and processing software platform to create an integrated system for metabolic research and drug development. This system is co-marketed by us and our affiliate Bruker BioSpin, and we have no rights to the NMR part of this system, but we retain full rights to the ESI-TOF part of the system	2004
BioTOF III-Q™	Next generation ESI-TOF and ESI-Q-q-TOF with twice the standard resolution of other Q-q-TOF systems	2003
microTOF™	Benchtop ESI-TOF system with high resolution of 10,000 across a broad mass range for small molecule accurate mass measurement and molecular formula determination, as well as peptide biomarker discovery from plasma and serum samples	2003

        FTMS systems utilize high-field superconducting magnets to offer the highest resolution, selectivity, and mass accuracy currently achievable in mass spectrometry. Our systems based on this technology often eliminate the need for time-consuming separation techniques in complex mixture analyses. In addition, our systems can fragment molecular ions to perform exact mass analysis on all fragments to determine molecular structure. FTMS systems are useful for: (a) the study of structure and function of biomolecules including proteins, DNA and natural products; (b) complex mixture analysis including body fluids or combinatorial libraries; (c) high throughput proteomics and metabonomics; and (d) top-down proteomics of intact proteins without the need for enzymatic digestion of the proteins prior to analysis. Since 2003, we have offered next-generation hybrid FTMS systems which combine a traditional external quadrupole mass selector and hexapole collision cell, with a high-performance FTMS for further ion dissociation, top-down proteomics tools, and ultra-high resolution detection. We offer the following FTMS systems:

Product	Description	Product Introduction
APEX™-QE	Easy-to-use, more compact 7 Tesla hybrid Q-q-FTMS proteomics platform with integrated electron capture dissociation tools for "top-down" proteomics, in which intact proteins are analyzed, and "bottom-up" proteomics, which involves enzymatically digesting proteins into peptides and identifying the protein from measurement of the peptides	2004
APEX-Q™	Q-q-TOF front-end and high-field FTMS magnet of 7, 9.4 or 12 Tesla for ultra-high resolution proteomics	2003
APEX IV™	Compact, ultra-high resolution FTMS system for small molecule analysis. Customizable with several magnetic fields ranging from 4.7-12 Tesla	2002

        ITMS systems measure all ions simultaneously which improves sensitivity relative to older quadrupole mass spectrometers. Ion trap mass spectrometers are useful for: (a) sequencing and identification based on peptide structural analysis; (b) quantitative liquid chromatography mass spectrometry; (c) identification of combinatorial libraries; and (d) generally enhancing the speed and efficiency of the drug discovery and development process. We offer the following ITMS systems:

Product	Description	Product Introduction
esquire6000™	Ion trap system provides standard and high-performance MS and MS(n) for liquid chromatography mass spectrometry applications in drug discovery, drug development, academic research and general LC/MS/MS with an m/z range up to 6,000	2004
esquire4000™	Similar to the esquire6000, but with an m/z range up to 4,000	2004
HCTplus	Next generation high capacity trap, or HCT, with further enhanced ion transmission, storage and detection capabilities and very fast scan speeds	2004
HCT™	Combines high ion storage capacity with very fast scan modes for small molecule analysis as well as proteomics	2003
LCD/MSD Trap (sold by Agilent)	Various OEM ion traps sold by Agilent	2001-2004

        Solutions packages and sample preparation robots are designed to enhance throughput of genomics, proteomics and metabonomics analysis. Sales of Bruker Daltonics solutions packages and sample preparation robots are included in sales of our four mass spectrometry platforms, as well as partly in our aftermarket business (see Bruker Daltonics' Aftermarket). We offer the following solution packages:

Product	Description	Product Introduction
Proteomics RIMS™	Combines and integrates the data, information and knowledge generated in the proteomics research workflow from complementary mass spectrometry, surface plasmon resonance, NMR and X-ray crystallography technologies. This software product is jointly developed, owned and distributed by us and our affiliate Bruker BioSpin	2004
ClinProt™	Provides a set of tools for the preparation, measurement and visualization of peptide and protein biomarkers for clinical proteomics	2003
PROTEINEER™	Integrates our mass spectrometers with robotics and bioinformatics to deliver maximum productivity in high throughput and high-information content expression proteomics, including spot picking from 2-D gels into 96 and 384 micro well plates, automated digestion of proteins, sample preparation for mass spectrometric analysis, and data interpretation	2002
PROTEINEER sp™	The PROTEINEER sp robot enables automated spot picking from 2D gels into 96 and 384 micro well plates	2002
PROTEINEER dp™	The PROTEINEER dp robot enables automated protein digestion and preparation of AnchorChip targets for subsequent MALDI-TOF analysis	2002
ProteinScape™	Organizes all relevant data for larger expression proteomics projects—2 including gel data, mass spectra, process parameters, and search results	2002
GENOLINK™	Expands PROTEINEER into an integrated analytical platform for functional genomics. The linked platform supports combined genetics, gene expression and proteomics approaches for discovering disease markers and drug targets	2001

  Nuclear, Biological and Chemical (NBC) Detection

        We sell a wide range of portable analytical and bioanalytical detection systems and related products for NBC detection. Our customers use these devices for nuclear, biological agent and chemical agent defense applications, anti-terrorism, law enforcement and process and facilities monitoring. Our NBC detection products use many of the same technology platforms as our life science products, as well as some completely different technologies, such as infrared remote detection, or ion mobility spectrometry for handheld chemical detectors. For example, we developed our esquire products using the same ion trap technology used in our chemical and biological mass spectrometers. We also provide integrated, comprehensive detection suites which include our multiple detection systems, consumables, training and simulators. Sales of NBC detection systems contributed revenue of

$12.9 million, $17.6 million and $9.0 million in 2003, 2002 and 2001, respectively. Our related products, all of which were introduced prior to 2004, include:

Product	Description
CBMS (Chemical/ Biological MS)	Mobile ion trap MS for automated classification of biological pathogens and identification of chemical agents
MM-1 (Mobile MS)	Mobile MS for automatic detection of chemical substances
RAID™ Series	Portable and stationary automated ion mobility detectors for chemical agent detection
EM640™ Series	Transportable MS for emergency response
Viking 573™	Portable gas chromatography MS for law enforcement
RAPID/HAWK™	Long-range infrared detector for chemical substance clouds
SVG-2™	Solid-state radiation detector
NIGAS™	Non-intrusive neutron activation detector for chemical component analysis in closed containers and old artillery ammunitions
OPAG 22™	Remote infrared sensor for atmospheric pollutants
APSIS™	Systems for PCR amplification of DNA for the identification of bacterial and viral biological warfare agents

  Bruker Daltonics' Aftermarket

        In addition to new system sales, Bruker Daltonics generates revenue from consumables, automation and separation products, training and services, and bioinformatics and software. Bruker Daltonics aftermarket sales contributed revenue of $27.6 million, $17.0 million and $15.1 million in 2003, 2002 and 2001, respectively.

        Consumables provide an increasing recurring revenue stream as our installed systems base grows. We sell consumables for processing, purifying and preparing samples prior to mass spectrometric analyses as well as consumables for collecting samples for NBC detection.

        Following our standard twelve-month warranty, we also generate service revenues from our customers through service contracts, repair calls, training and other support services. Service revenue is generated either through post-warranty service contracts or on-demand service calls. The number of customers entering into service contracts varies by geographic region. Additionally, for Bruker Daltonics' NBC detection systems, we have developed training products, including complete system simulator installations.

        In addition to providing service, consumables and replacement parts, we generate recurring revenue through the sale to our customers of a variety of accessory items. Among other things, we have introduced automated control software to integrate separation devices and robotics into our solutions, we provide bioinformatics software to generate useable information from large volumes of raw data, and we offer intuitive data acquisition and analysis software on a Windows NT platform to make our systems accessible to non-experts. Finally, we provide system upgrades to customers who desire to upgrade, rather than replace, older systems.

Bruker AXS

  Analytical X-ray

        Bruker AXS' X-ray systems integrate powerful detectors with advanced X-ray sources, computer-controlled positioning systems, sample handling devices and data collection and analysis software to acquire, analyze and manage elemental and molecular information. These integrated solutions address many of the matter characterization and structure needs of the life science, pharmaceutical, raw material and research industries across a broad range of applications. We provide high speed, sensitive systems for a variety of areas, including three-dimensional structure determination, protein crystal screening and molecular structure determination for the emerging structural proteomics market as well as the small molecule drug discovery market. Additionally, we provide high-speed, automated systems for elemental analysis as well as high throughput, cost-effective systems for other areas, including combinatorial screening. We also sell other systems such as thermal analyzers. Sales of analytical X-ray and other systems contributed revenue of $79.7 million, $78.8 million and $60.4 million, in 2003, 2002 and 2001, respectively.

        Bruker AXS' systems are based on the following three core X-ray technology applications:

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  SCD—Single crystal X-ray diffraction, often referred to as X-ray crystallography;

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  XRD—Polycrystalline X-ray diffraction, often referred to using the term X-ray diffraction; and

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  XRF—X-ray fluorescence, also called X-ray spectrometry.

        SCD systems determine the three-dimensional structures of molecules in the chemical, mineral or biological substance being studied. SCD systems have the capability to determine structure in both small chemical molecules and larger biomolecules. SCD systems direct an X-ray beam at a solid, single crystal sample. The atoms in the crystal sample scatter the X-rays to create a precise diffraction pattern recorded by an electronic detector. Software then reconstructs a model of the structure and provides the unique arrangement of the atoms in the sample. This information on the exact arrangement of atoms in the sample is a critical part of molecular analysis and can provide insight into a variety of areas, including how a protein functions or interacts with a second molecule. Our SCD systems combine high sensitivity and rapid data collection to quickly generate accurate structures for use in the life sciences industry, academic research and a variety of other applications.

Product	Description	Product Introduction
Proteomics RIMS™	Proteomics RIMS combines and integrates the data, information and knowledge generated in the proteomics research workflow from complementary mass spectrometry, surface plasmon resonance, NMR and X-ray crystallography technologies. This software product is jointly developed, owned and distributed by us and our affiliate Bruker BioSpin	2004
APEX II™ CCD	Next generation CCD detector, developed in collaboration with Fairchild Imaging Systems exclusively for use in our instruments, with lower noise, higher sensitivity and wider dynamic range as well as electronics which are user selectable for ultra-fast or ultra-low noise readout	2004
SMART APEX II™	Next generation system, with three-axis goniostat and APEX II CCD, for structural determination of small molecules	2004

KAPPA APEX II™	Next generation system, with flexible four-axis kappa goniostat and APEX II CCD, for structural determination of small molecules	2004
Discovery Partners' Crystal Farm™	Integrated incubation and imaging system for high throughput protein crystallization automation. Bruker AXS is the worldwide distributor for Discovery Partners' Crystal Farm™ line of protein crystallography products. The Crystal Farm is combined with Bruker AXS' PROTEUM X-ray system, MICROSTAR X-ray source and BruNo robotic sample handler to create a complete system to produce and evaluate protein crystal structures	2003
MICROSTAR™	High brilliancy X-ray source for structural biology applications in home lab environment	2003
X8 APEX™	Highly sensitive APEX detector with four-axis kappa goniometer for 3D structure determination of small molecules such as drugs	2002
X8 PROTEUM™	Rotating anode generator based lab system with highest sensitivity CCD detector and four-axis kappa goniometer for 3-D structural determination of biological macromolecules	2002
BruNo™ Robotics	Robotic sample handling of frozen protein crystals for high throughput screening and data collection	2002
Montel 200 Optics	X-ray optics coupled with high power laboratory X-ray sources for structural proteomics applications	2002
PROTEUM™ SW suite	WINDOWS based software for protein data acquisition and analysis	2001
PROTEUM™ 300	Large 300mm diameter lens-coupled CCD detector for structural proteomics and synchrotron applications	2001
PROTEUM™ R	Rotating anode generator based lab system with SMART 6000 detector system for biological crystallography	2000
SMART APEX™	Highly sensitive APEX detector with three-axis D8 goniometer for 3-D structural determination of small molecules	1999
KAPPA CCD	Kappa goniometer-based 90 mm CCD system for 3-D structural determination of small molecules	1996
FR 591	9 and 15 KW high power X-ray source for high intensity X-ray beam for structural proteomics applications	1994

        XRD systems direct single wavelength X-rays at a polycrystalline sample. The atoms in the polycrystalline sample scatter the X-rays to create a unique diffraction pattern recorded by a detector. Computer software processes the pattern and produces many different types of information, including stress, texture, qualitative and quantitative phase composition, crystallite size, percent crystallinity and layer thickness, composition, defects and density of thin films and semiconductor material. Our XRD systems combine modular, high precision and high quality ergonomic designs with broad applications for use in basic research and industrial process control. They contribute to a reduction in the development cycles for new products in the catalyst, polymer, electronic, optical material and semiconductor industries. Customers also use our XRD systems for analyses in a variety of other fields, including forensics, art and archaeology. We offer the following XRD systems:

Product	Description	Product Introduction
D8 SuperSpeed™	High-speed and high throughput analysis based on turbo high power X-ray source technology solutions	2003
VANTEC-1™ Detector	New, general purpose high speed detector for all diffraction applications	2003
NanoSTAR™	Small angle X-ray scattering for analysis of polymers, biological materials, fibers, and nanopowders in solutions of 10 to 1,000 Angstroems	2003
D8 FOCUS™	Entry-level system for quantitative and qualitative powder diffraction applications	2003
D8 ADVANCE™	General purpose diffraction system for quantitative and qualitative analysis of polycrystalline samples	2003
D8 DISCOVER™, Series II	High resolution diffraction system for semiconductor and thin film analysis	2002
D8 DISCOVER CST™	Diffraction system with high-speed 2D detector system for combinatorial screening of libraries in life science and materials research	2002
D4 ENDEAVOR™	Fully enclosed high throughput general purpose diffraction system for quantitative and qualitative analysis of polycrystalline samples	2001

        XRF systems determine the elemental composition of a material and provide a full qualitative and quantitative analysis. These systems direct X-rays at a sample, and the atoms in the sample absorb the X-ray energy. The elements in the sample then emit characteristic X-rays which are unique for each element. The system collects the X-rays, and its software analyzes the resulting data to determine the elements which are present. Our XRF products provide complete analysis automation solutions on a turn-key basis in response to the industrial marketplace demand for automated, controlled production processes that reduce product and process cost, increase output and improve product quality. Our XRF products cover substantially all of the periodic table and can analyze solid, powder or liquid samples. In addition, our XRF products require minimal sample preparation. We offer the following XRF systems:

Product	Description	Product Introduction
EQUA ALL™	Solutions tool which enables quantification of elements in all concentration ranges when combined with the S2 RANGER	2004
S2 RANGER™	All-in-one benchtop ED-XRF spectrometer for elemental analysis	2002
S4 PIONEER™	High performance spectrometer for use in demanding process control and quality assurance applications	2001
S4 EXPLORER™	High performance plug-and-analyze X-ray fluorescence spectrometer for elemental analysis	1999

  Bruker AXS' Aftermarket

        In addition to new system sales, Bruker AXS generates revenues from sales of service, consumables and related products. Bruker AXS aftermarket sales contributed revenue of $34.2 million, $25.5 million and $22.2 million in 2003, 2002 and 2001, respectively. We believe our high-quality customer service gives us a competitive advantage by enhancing the Bruker AXS brand and customer loyalty.

        Given the demands our products face in the field, general maintenance and replacement of consumables such as X-ray tubes and other parts is routine. We supply a large quantity of replacement X-ray tubes to customers over the lives of our systems. Following our standard twelve-month warranty, we also generate service revenues from our customers through service contracts, repair calls, training and other support services. Service revenue is generated either through post-warranty service contracts or on-demand service calls. The number of customers entering into service contracts varies by geographic region.

        In addition to providing service, consumables and replacement parts, we generate recurring revenue through the sale to our customers of a variety of accessory items, including sample handling devices, temperature and pressure control devices, enhanced X-ray optics and software packages. Finally, we provide system upgrades to customers who desire to upgrade, rather than replace, older systems.

Research and Development

        We commit substantial capital and resources to internal and collaborative research and development in order to provide innovative solutions to our customers. Within Bruker BioSciences, we conduct research primarily to enhance the reliability and performance of existing products and to develop new products. We expensed $38.0 million, $30.6 million, and $26.2 million in 2003, 2002, and 2001, respectively, for research and development purposes.

        Our research and development is conducted in the relevant product groups within the Bruker Daltonics and Bruker AXS businesses as well as in collaboration with one another on common topics such as microfluidics, automation and workflow management software.

        Bruker Daltonics maintains technical competencies in core mass spectrometry technologies and capabilities, including MALDI and ESI ion sources; TOF, TOF/TOF, and MS analyzers; microfluidics; automation; and software. Recent projects included:

  •
  developing new MALDI and ESI ion sources to solve sensitivity, ease of use and throughput constraints;

  •
  improving and coupling mass analyzers for more detailed protein characterization;

  •
  improving our microfluidics technology to achieve greater sensitivity in MALDI analyses;

  •
  creating more automated solutions for specific proteomics and metabonomics applications; and

  •
  developing new software solutions to improve ease of use and data quality.

        The research is primarily conducted at our facilities in Billerica, MA, U.S.A., Bremen, Germany, and Leipzig, Germany. Bruker Daltonics accepts some sponsored research contracts from external agencies such as government or private sources. Historically, we have been the recipient of significant government grants from the German government for various projects for early-stage research and development. We have generally retained at least non-exclusive rights to any items or improvements we develop under these grants. The German government requires that we use and market technology developed under grants in order to retain our rights to the technology. In 2003, 2002, and 2001, we received government-sponsored research and development grants in the aggregate amounts of $1.3 million, $0.2 million, and $0.9 million.

        Bruker AXS maintains technical competencies in core X-ray technologies and capabilities, including detectors used to sense X-ray diffraction patterns; X-ray sources and optics that generate and focus the X-rays; robotics and sample handling equipment which hold and manipulate the experimental material; and software that generates the structural data. Recent projects included:

  •
  refining next generation high brilliancy optics and microsources;

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  developing new X-ray sources for X-ray diffraction and protein crystallography applications;

  •
  creating a high sensitivity area detector system; and

  •
  developing other solution-based technologies and software application solutions.

        Bruker AXS accepts some sponsored research contracts, mainly from private sources. The research is primarily conducted at our facilities in Madison, WI, U.S.A., Karlsruhe, Germany, Delft, the Netherlands, and Yokohama, Japan.

Customers

        We have a broad and diversified global life and materials science customer base. Our life science customer base is composed primarily of end-users and includes pharmaceutical, biotechnology, proteomics, agricultural biotechnology, molecular diagnostics and fine chemical companies, as well as commercial laboratories, university laboratories, medical schools and other not-for profit research institutes and government laboratories. We sell our X-ray materials research products to the above customer groups as well as to a number of semiconductor, polymer, automotive, cement, steel, aluminum and combinatorial materials design companies. Our customers generally do not have a need to buy numerous systems at one time, and historically we have not depended on any single customer in the sale of our systems. No single customer accounted for more than 10% of revenue in any of the last three fiscal years.

Sales and Marketing

        We maintain direct sales forces throughout most of North America, the European Union, and Japan. We have well equipped application and demonstration facilities and qualified application personnel who assist customers and provide product demonstrations in specific application areas. We maintain our primary demonstration facilities at our production facilities as well as in key markets elsewhere.

        We also utilize indirect sales channels to reach customers. We have various international distributors and independent sales representatives, including affiliated companies and various representatives in parts of Asia, Latin America, and Eastern Europe. These distributors provide coverage in areas where we do not have direct sales personnel. In addition, we have adopted a distribution business model where we engage in strategic distribution alliances with other companies to address certain market segments. Bruker Daltonics maintains primary distribution alliances with Agilent and Sequenom. As part of its strategic alliance with Agilent, Bruker Daltonics manufactures an ion trap mass spectrometer which Agilent incorporates into its liquid chromatography mass spectrometry systems for distribution into various industrial markets. Through Sequenom, Bruker Daltonics sells high throughput and medium throughput MALDI-TOF mass spectrometers into emerging industrial and clinical genomics markets for high throughput and medium throughput DNA and SNP analysis. Additionally, Bruker AXS is the worldwide distributor for Discovery Partners' Crystal Farm line of protein crystallography products. The Crystal Farm is combined with Bruker AXS' PROTEUM X-ray system, MICROSTAR X-ray source and BruNo robotic sample handler to create a complete system to produce and evaluate protein crystal structures.

Sales Cycle

        Bruker Daltonics.    The typical time between Bruker Daltonics' first customer contact and its receipt of a customer's order for life science systems is three to six months for most product lines. However, this sales cycle can be in excess of a year when a customer must budget the product into an upcoming fiscal year. NBC detection products can have multi-year sales cycles for large production contracts.

        Bruker AXS.    The typical sales cycle for Bruker AXS' products is six to twenty-four months. The sales cycle is twelve to twenty-four months for academic products and six to twelve months for industrial products. The length of Bruker AXS' sales cycles is primarily dependent on the budgeting cycles of its customers.

Intellectual Property

        Our intellectual property consists of patents, copyrights, trade secrets, know-how and trademarks. Protection of our intellectual property is a strategic priority for each segment of our business because of the length of time and expense associated with bringing new products through the development process and to the marketplace. We have a substantial patent portfolio, and we intend to file additional patent applications as appropriate. We believe our owned and licensed patent portfolio provides us with a competitive advantage. This portfolio permits us to maintain access to a number of key technologies. We license our owned patent rights where appropriate. We intend to enforce our patent rights against infringers if necessary.

        The patent positions of life science tools companies involve complex legal and factual questions. As a result, we cannot predict the enforceability of our patents with certainty. In addition, we are aware of the existence from time to time of patents in certain countries which, if valid, could impair our ability to manufacture and sell products in these countries. In the ordinary course of our business we receive communications from third parties notifying us of their patent positions and claiming or inferring that we infringe their rights. We review these communications with patent counsel and take such action as we believe is appropriate under the circumstances.

        Bruker Daltonics is a party to an agreement dated as of August 10, 1998 with Indiana University's Advanced Research and Technology Institute (IU-ARTI), which is the technology transfer arm of Indiana University, pursuant to which we have been granted an exclusive license to specified patent rights and products including three patents that relate to time-of-flight mass spectrometry. We pay IU-ARTI royalties under this agreement and have agreed to allow IU-ARTI to utilize any improvements that we make to the licensed products for research and educational purposes on a non-exclusive, royalty-free basis. IU-ARTI may terminate the agreement if we default on our obligations or become bankrupt. We may terminate the agreement with six months notice. The license granted by the agreement expires at the later of August 10, 2008 or expiration of the licensed patent rights. In connection with a previous collaboration agreement between Bruker Daltonics and IU-ARTI, IU-ARTI has agreed to perform experiments for Bruker Daltonics, as requested, in exchange for a flat fee and a percentage fee of any sales of products developed for us by IU-ARTI.

        Bruker Daltonics is also a party to an agreement with Applied Biosystems Group, an Applera Corporation business, and IU-ARTI. The agreement is for the licensing of a portfolio of significant mass spectrometry patents. As part of the agreement, we have been appointed the exclusive agent for licensing this combined intellectual property to the life science industry. These patent portfolios relate to MALDI-TOF mass spectrometry and cover the significant technology called Space-Velocity Correlation Focusing (SVCF), or Delayed Extraction. This technology improves both accuracy and sensitivity, and is implemented in most modern MALDI-TOF systems. As licensing agent for IU-ARTI's SVCF patents, we have granted Applied Biosystems a sub-license in exchange for multi-year payments. Bruker Daltonics and Applied Biosystems also have cross-licensed each other on their respective patent portfolios related to this technology. In addition, as exclusive licensing agent, Bruker Daltonics has granted Waters Corporation a sub-license for a portfolio of these SVCF patents owned by Indiana University, Applied Biosystems and Bruker Daltonics, in exchange for a one-time technology access fee and multi-year payments.

        Bruker Daltonics had been involved in patent litigation with a competitor, Finnigan, a subsidiary of Thermo Electron Corporation, since December 31, 1996. In August 2001, we entered into a comprehensive settlement agreement for this litigation that provided for the dismissal of all pending suits, the waiving of all damages, and a framework of licensing and arbitration for potential future disputes between the companies in the field of ion trap mass spectrometry.

        We also rely upon trade secrets, know-how, trademarks, copyright protection and licensing to develop and maintain our competitive position. We generally require the execution of confidentiality agreements by our employees, consultants and other scientific advisors. These agreements provide that all confidential information made known during the course of a relationship with us will be held in confidence and used only for our benefit. In addition, these agreements provide that we own all inventions generated during the course of the relationship.

        Our management considers Bruker BioSciences, Bruker Daltonics, Daltonics, Bruker AXS, and AXS to be our material trademarks, all of which are registered in the United States.

        We are a party to various government contracts. Under some of these government contracts, the government may receive license or similar rights to intellectual property developed under the contract. However, under government contracts we enter we generally receive no less than non-exclusive rights to any items or technologies we develop.

Competition

        Our existing products and any products that we develop may compete in multiple, highly competitive markets. Many of our potential competitors in these markets have substantially greater financial, technical and marketing resources than we do. They may offer or succeed in developing products that could render our products or those of our strategic partners obsolete or noncompetitive. In addition, many of these competitors have significantly greater experience in the life science market. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner and are technologically superior to and/or are less expensive, or more cost effective, than other currently marketed products. Current competitors or other companies may possess or develop technologies and products that are more effective than ours. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors.

        Bruker Daltonics competes with a variety of companies that offer mass spectrometry-based systems along each of our product lines. Bruker Daltonics competitors in the life science area include Applied Biosystems, Amersham Biosciences, Waters, Thermo Electron (which includes Finnigan), Shimadzu/Kratos, Ciphergen, Hitachi, JEOL and various automation companies. Bruker Daltonics' NBC detection markets are highly fragmented, and we compete with a number of companies in this area. The most significant competitor is Smith Detection (UK).

        Bruker AXS competes with companies that offer analytical X-ray solutions. Bruker AXS primarily competes with Rigaku (a private Japanese company) and Panalytical (formerly a division of Philips, now a division of Spectris, a public U.K. company). Other competitors produce products based on some of the technology platforms that we utilize; however, none of them produce products utilizing all of our major technology platforms. Some of them have a greater market share than we have in particular technology platform areas.

        We also compete with other companies that provide analytical or automation tools based on other technologies. These technologies may prove to be more successful in meeting demands in the markets that our products serve. In addition, other companies may choose to enter our field in the future. We believe that the principal competitive factors in our markets are technology base applications expertise, product specifications and functionality, marketing expertise, distribution capability, proprietary patent portfolios, cost and cost effectiveness.

Manufacturing and Supplies

        Our manufacturing facilities are certified under ISO 9001, the most rigorous of the international quality standards. We manufacture and test our mass spectrometry and NBC detection products at our facilities in Billerica, MA, U.S.A., Bremen, Germany, and Leipzig, Germany. In addition, we manufacture and test our X-ray products at our facilities in Madison, WI, U.S.A., Karlsruhe, Germany, and Yokohama, Japan. Manufacturing processes at our facilities in Germany include all phases of manufacturing, including machining, fabrication, subassembly, system assembly, and final testing. All other facilities primarily perform high-level assembly, system integration, and final testing. We outsource the manufacturing of many major subassemblies. We believe outsourcing enables us to reduce fixed costs and capital expenditures while also providing us with the flexibility to increase production capacity. As part of a restructuring program initiated in the third quarter of 2003, we are presently phasing out production and final test at two smaller production sites in Switzerland and The Netherlands. We expect to complete such phase-out by the middle of 2004.

        We purchase material and components from various suppliers that are either standard products or built to our specifications. We obtain some of the components included in our products from a limited group of suppliers or from a single-source supplier for items such as CCD area detectors, X-ray tubes, magnets, ion traps, robotics and infrared optics, among other things. In 1998, Bruker AXS commenced collaboration with Fairchild Imaging, Inc. for the development of CCD area detectors for use in chemical and biological X-ray crystallography. While Fairchild Imaging owns the chip included in the detector, Bruker AXS has exclusive rights for use of the chip in the SCD and XRD fields, subject to minimum purchase requirements. Bruker AXS also owns the rights to the camera in which the chip is placed. Bruker AXS has an ongoing collaboration with the Siemens AG X-ray tube division (now Siemens Medical Solutions Vacuum Technology Division) in Germany for the development of X-ray tubes. Bruker AXS is also cooperating with Siemens for the supply of varying types of high power X-ray tubes. Additionally, Bruker AXS has a joint development with Siemens for a lower-power high performance XRF X-ray tube. Bruker AXS has the exclusive right to purchase these lower-power tubes, subject to minimum purchase requirements, until December 2006. Bruker Daltonics purchases approximately 90% of its magnets from a single supplier, Magnex, and also obtains certain key components for the manufacture of its ion traps from Agilent, the sole supplier of these components. In addition, Bruker Optics, an affiliated company, is the sole developer and supplier of certain infrared optics and electronics technology used in Bruker Daltonics' HAWK and RAPID NBC detection systems.

Government Contracts

        Although we transact business with various government agencies, we believe that no government contract is of such magnitude that a renegotiation of profits or termination of the contract or subcontracts at the election of the government would have a material adverse effect on our financial results.

Government Regulation

        We are required to comply with federal, state, and local environmental protection regulations. We do not expect such compliance to have a significant impact on our capital spending, earnings, or competitive position.

        Bruker Daltonics possesses low-level radiation licenses for facilities in Billerica, MA, U.S.A. and Leipzig, Germany. Bruker AXS possesses low-level radiation materials licenses from the Nuclear Regulatory Commission for our facility in Madison, Wisconsin, from the local radiation safety authority, Gewerbeaufsichtsamt Karlsruhe, for our facility in Karlsruhe, Germany, from the local radiation safety authority, Ministerie van Volkshuisvesting, Ruimtelijke Ordening en Miliuebeheer, for our facility in Delft, the Netherlands, and from the local radiation safety authority, Kanagawa Prefecture, for our facility in Yokohama, Japan, as well as from various other countries in which we sell our products. The U.S. Nuclear Regulatory Commission also has regulations concerning the exposure of our employees to radiation.

        Prior to introducing a product in the U.S., Bruker AXS provides notice to the Food and Drug Administration, or FDA, in the form of a Radiation Safety Abbreviated Report, which provides identification information and operating characteristics of the product. If the FDA finds that the report is complete, it provides us approval in the form of what is known as an accession number. We may not market a product until we have received an accession number. In addition, we submit an annual report to the FDA that includes, among other things, the radiation safety history of all products we sell in the U.S. We are required to report to the FDA incidents of accidental exposure to radiation arising from the manufacture, testing or use of any of our products. We also report to state governments products which we sell in their states. For sales in Germany, we register each system with the local authorities. In some countries where we sell systems, we use the license we obtained from the federal authorities in Germany to assist us in obtaining a license from the country in which the sale occurs. In addition, as indicated above, we are subject to various other foreign and domestic environmental, health and safety laws and regulations in connection with our operations. Apart from these areas, we are subject to the laws and regulations generally applicable to businesses in the jurisdictions in which we operate.

Working Capital Requirements

        To effectively operate our business, we are required to hold significant demonstration inventory and finished goods in-transit. We have well equipped application and demonstration facilities and qualified application personnel who assist customers and provide product demonstrations in specific application areas. We maintain our primary demonstration facilities at our production facilities as well as in key markets elsewhere. In total, we held $22.6 million and $19.2 million of demonstration inventory at December 31, 2003 and 2002, respectively. In addition, we recognize revenue upon customer acceptance. Therefore, a significant percentage of our inventory represents systems shipped but not yet accepted by the customer. Such "finished goods in-transit" were $20.1 million and $23.4 million at December 31, 2003 and 2002, respectively. There are no credit terms extended to customers that would have a material adverse effect on our working capital.

Employees

        As of March 8, 2004, we employed approximately 1,279 full-time and part-time employees worldwide; 260 in the United States and 1,019 employees outside the United States, located primarily in Europe.

Properties

        The location and general character of our principal properties by segment as of December 31, 2003 are as follows:

Bruker Daltonics

        Bruker Daltonics' three principal facilities are located in Billerica, Massachusetts, in Bremen, Germany and in Leipzig, Germany. These facilities, which incorporate manufacturing, research and development, application and demonstration, marketing and sales and administration functions for the mass spectrometry and substance detection businesses of Bruker Daltonics, include:

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  an owned 90,000 square foot facility in Billerica, Massachusetts;

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  an owned 180,000 square foot facility in Bremen, Germany; and

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  an owned 60,000 square foot facility in Leipzig, Germany.

        We lease additional centers for sales, applications and service support in Fremont, California; Coventry, United Kingdom (Bruker Daltonics Ltd.); Wissembourg, France (Bruker Daltonique S.A.); Stockholm, Sweden (Bruker Daltonics Scandinavia A.B.); Faellanden, Switzerland (Bruker Daltonics GmbH); Yokohama, Japan (Nihon Bruker Daltonics K.K.); Beijing, People's Republic of China, Taipei, Taiwan; Ontario, Canada (Bruker Daltonics Ltd.); Milan, Italy (Bruker Daltonics Italiana SRL); Alexandria, Australia (Bruker Daltonics Pty Ltd.); Singapore (Bruker Daltonics Pte LTD); Bruxelles, Belgium (Bruker Daltonics NV); and Wormer, Netherlands (Bruker Daltonics BV).

Bruker AXS

        Bruker AXS' three principal facilities are in Madison, Wisconsin, Karlsruhe, Germany, and Yokohama, Japan. These facilities, which incorporate manufacturing, research and development, application and demonstration, marketing and sales and administration functions for the analytical X-ray business of Bruker AXS, include:

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  an owned 43,000 square foot facility in Madison, Wisconsin;

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  an owned 97,000 square foot facility in Karlsruhe, Germany; and

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  a leased 15,000 square foot facility in Yokohama, Japan.

        We lease additional centers for sales, applications and service support in: Delft, The Netherlands (Bruker Nonius BV); Congleton, United Kingdom (Bruker AXS Ltd.); Paris, France (Bruker AXS SA); Salzburg, Austria (Bruker AXS GmbH); Milano, Italy (Bruker AXS S.r.L.); Johannesburg, South Africa (Bruker AXS (Pty) Ltd.); São Paulo, Brazil (Bruker AXS do Brasil Ltda.); Singapore (Bruker AXS Pte Ltd.); Geesthacht, Germany (Incoatec GmbH); and Beijing, People's Republic of China (Bruker AXS Representative Office).

Legal Proceedings

        We may, from time to time, be involved in legal proceedings in the ordinary course of business. We are not currently involved in any pending legal proceedings that, either individually or taken as a whole, are reasonably likely in our judgment to materially harm our business, prospects, results of operations or financial condition.

DESCRIPTION OF COMMON STOCK

        The following summary of our common stock does not purport to be complete. You should read the applicable provisions of Delaware General Corporation Law, our amended and restated certificate of incorporation and our bylaws. This summary is qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation and bylaws which have been filed with the Securities and Exchange Commission.

General

        As of December 31, 2003, 150,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of blank check preferred stock, par value $.01 per share were authorized for issuance.

        As of December 31, 2003, 86,005,591 shares of our common stock were outstanding, no shares of our preferred stock were issued and outstanding and 6,320,000 shares of our common stock were reserved for issuance under our stock option plan.

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. Holders of our common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available and are entitled to receive, pro rata, all of our assets available for distribution to such holders upon liquidation. Holders of our common stock have no preemptive, subscription or redemption rights. All outstanding shares of our common stock are, and all of the shares being sold in this offering will be, fully paid and non-assessable.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation, Bylaws and Stock Option Plan

        Amended and Restated Certificate of Incorporation and Bylaws Provisions.    Our amended and restated certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

        Classified Board of Directors.    Our amended and restated certificate of incorporation and bylaws provide for our board to be divided into three classes of directors serving staggered, three year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors.

        Authorized but Unissued or Undesignated Capital Stock.    Our authorized capital stock consists of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by our board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director's authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

        Special Meetings of Stockholders.    Our bylaws provide that special meetings of our stockholders may be called only by our board of directors, by our Chairman of the board of directors or by our President. In addition, the President or Secretary shall call a special meeting if requested by a majority of directors.

        Notice Procedures.    Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received at our principal executive offices no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the date set forth in the bylaws for the annual meeting. The notice must contain certain information specified in the bylaws.

        Other Anti-Takeover Provisions.    Our Amended and Restated 2000 Stock Option Plan contains provisions which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals. In the event of any (i) sale or conveyance to another entity of all or substantially all of our property and assets, including, without limitation, by way of merger or consolidation, or (ii) change of control, the purchaser may, in his, her or its discretion, deliver to the optionee the same kind of consideration that is delivered to the stockholders as a result of such sale, conveyance or change in control, or the Board may cancel all outstanding options in exchange for consideration in cash or in kind equal to the value of those shares of stock the optionee would have received had the option been exercised (to the extent exercisable) and no disposition of the shares has been made prior to such transaction. Upon receipt of such consideration by the optionee, his or her option shall immediately terminate. The Board also has the power and right to accelerate the exercisability of any options upon such sale, conveyance or change in control.

        Limitation of Director Liability.    Our amended and restated certificate of incorporation and bylaws limit the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

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  for any breach of the director's duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

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  for any transaction from which the director derived an improper personal benefit.

        Indemnification Arrangements.    Our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SELLING STOCKHOLDERS

        Our five largest stockholders are Frank H. Laukien, Dirk Laukien, Isolde Laukien, Jörg Laukien and Marc Laukien. Dirk Laukien, Isolde Laukien, Jörg Laukien and Marc Laukien are the selling stockholders in this offering. Frank H. Laukien, Ph.D., our Chairman, President and Chief Executive Officer, is not selling any shares of common stock in this offering.

        As of March 1, 2004, the four selling stockholders held, in the aggregate, 51,069,947 shares, or 59.4%, of our outstanding common stock. They intend to sell 12,000,000 of those shares in this offering. Upon completion of this offering, these selling stockholders will own 43.9% of our common stock, or 41.7% if the underwriters' over-allotment option is exercised in full, and our public float will increase from 24.4% to 40.4% of our outstanding common stock, or 42.7% if the underwriters' over-allotment option is exercised in full. Frank H. Laukien, Ph.D., who is not selling shares in this offering, beneficially owns or controls 13,989,114 shares, or 16.3%, of our common stock as of March 1, 2004. We will not receive any proceeds from the sale of shares by the selling stockholders in this offering.

        Based solely upon information furnished to us by the selling stockholders, the following table sets forth the name of each selling stockholder and, as of March 1, 2004, the number and percentage of shares of common stock beneficially owned by each selling stockholder and the number of shares being offered for sale by each selling stockholder. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. You should keep the following points in mind as you read the information in the table:

  •
  The amounts and percentage of our common stock beneficially owned by a holder are reported on the basis of the regulations of the SEC that govern the determination of beneficial ownership of securities. Under these regulations, a person or group of persons is deemed to be a "beneficial owner" of a security if that person or group has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. In addition, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the applicable date, whether upon the exercise of options or otherwise.

  •
  The percentage of our common stock outstanding before the offering is based on 86,005,843 shares of our common stock outstanding as of March 1, 2004, and the percentage of our common stock outstanding after the offering assumes the sale by us of 3,000,000 shares of our common stock in this offering, including 457,200 shares currently held by us in treasury.

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned Upon Completion of the Offering
Name of Beneficial Owner			Number of Shares Being Offered
	Number	Percentage		Number	Percentage
Dirk Laukien (1) 2634 Crescent Ridge Drive The Woodlands, Texas 77381	13,383,910	15.6%	2,000,000	11,383,910	12.8%
Isolde Laukien Silberstreifen 8 D-76287 Rheinstetten Germany	12,227,111	14.2%	3,333,334	8,893,777	10.0%
Jörg Laukien Uhlandstrasse 10 D-76275 Ettlingen- Bruchhausen Germany	12,262,111	14.3%	3,333,333	8,928,778	10.0%
Marc Laukien 809 Harbour Isles Ct. North Palm Beach, FL 33410	13,196,815	15.3%	3,333,333	9,863,482	11.1%
Totals	51,069,947	59.4%	12,000,000	39,069,947	43.9%

(1)
Includes 36,300 shares of common stock held by the Dirk D. Laukien Trust for Leah Laukien, dated June 1, 2000.

        We and the selling stockholders have granted to the underwriters an over-allotment option as described in "Underwriting." The following table sets forth, as to each selling stockholder, the number of shares subject to the underwriters' over-allotment option as well as the number of shares owned by each selling stockholder and the percentage ownership of each selling stockholder after this offering, assuming the exercise in full of the underwriters' over-allotment option:

		Shares of Common Stock Beneficially Owned Upon Completion of the Offering
Name of Beneficial Holder	Shares of Common Stock Subject to Over-Allotment Option
		Number	Percent
Dirk Laukien(1)	300,000	11,083,910	12.4%
Isolde Laukien	500,000	8,393,777	9.4%
Jörg Laukien	500,000	8,428,778	9.4%
Marc Laukien	500,000	9,363,482	10.5%

Total	1,800,000	37,269,947	41.7%

(1)
Includes 36,300 shares of common stock held by the Dirk D. Laukien Trust for Leah Laukien, dated June 1, 2000.

Certain Relationships

        Our five largest stockholders are Frank H. Laukien, Dirk Laukien, Isolde Laukien, Jörg Laukien and Marc Laukien. Isolde Laukien is the mother of Dirk and Marc Laukien. Jörg, Frank, Dirk and Marc are brothers or half-brothers. As described above, Dirk Laukien, Isolde Laukien, Jörg Laukien and Marc Laukien are the selling stockholders in this offering and Frank H. Laukien, Ph.D., our Chairman, President and Chief Executive Officer, is not selling any shares of common stock in this offering.

        We are affiliated with Bruker Physik AG, Bruker Optics Inc., Bruker BioSpin Invest AG, Techneon AG, Bruker BioSpin Inc. and their respective subsidiaries through common control at the stockholder level, as our five largest stockholders are the controlling stockholders of these entities. We also do business with these entities, including product collaborations and distribution and supply arrangements. For example, the sole supplier of certain infrared optics and electronics technology used in our RAID and HAWK NBC detection products is Bruker Optics. Dirk Laukien is President and Chief Executive Officer of Bruker Optics.

        Until October 2002, we subleased our facility in Billerica, Massachusetts from Bruker BioSpin. We paid rent of $199,000 at $8.85 per square foot, on a triple net basis, for its sublease of our facility in 2002. Bruker BioSpin leases this facility from Umbrina Realty Trust. Frank H. Laukien, Dirk Laukien and Marc Laukien each own one third of the beneficial interest of Umbrina Realty Trust.

UNDERWRITING

        We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. Bear, Stearns & Co. Inc., UBS Securities LLC, and SG Cowen Securities Corporation are the underwriters for the offering. Bear, Stearns & Co. Inc. and UBS Securities LLC are the joint book-runners of this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
Bear, Stearns & Co. Inc.
UBS Securities LLC
SG Cowen Securities Corporation

Total	15,000,000

        The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The shares of our common stock to be sold by us and the selling stockholders are offered subject to a number of conditions, including:

  •
  receipt and acceptance of our common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Over-Allotment Option

        We and the selling stockholders have granted the underwriters an option to buy up to an aggregate of 2,250,000 additional shares of our common stock. Of these shares, the underwriters may purchase up to 450,000 shares from us and up to 1,800,000 shares from the selling stockholders in the respective amounts set forth under "Selling Stockholders." The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above, and we and the selling stockholders will sell additional shares in proportion to the maximum number of shares subject to sale by us and them.

Commissions and Discounts

        Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $        per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

        We and the selling stockholders will share all of the expenses of this offering, including underwriting discounts and commissions, on a pro rata basis, based on the number of shares of common stock being sold by us and by the selling stockholders in this offering. The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 2,250,000 shares.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

        We estimate that the total expenses of this offering payable by us and the selling stockholders, not including the underwriting discounts and commissions, will be approximately $650,000.

No Sales of Similar Securities

        We, most of our executive officers, each of our directors and each selling stockholder have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Bear, Stearns & Co. Inc. and UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. The restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, Bear, Stearns & Co. Inc. and UBS Securities LLC may, in their sole discretion, release all or some of the securities from these lock-up agreements.

The Nasdaq National Market Quotation

        Our common stock is quoted on The Nasdaq National Market under the symbol "BRKR."

Price Stabilization, Short Position

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; and

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

        The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are sales made in excess of the shares covered by the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter is required to repay to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

        In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the NASDAQ National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the NASDAQ National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliations

        Certain of the underwriters and their affiliates have provided in the past and may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees.

        The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

LEGAL MATTERS

        The validity of common stock offered is being passed upon for us by Nixon Peabody LLP, Boston, Massachusetts. Richard M. Stein, a partner of Nixon Peabody LLP, is a director and Secretary of Bruker BioSciences. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with the offering.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in the report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Their report, insofar as it relates to the amounts included for Bruker AXS Inc. for the two years ended December 31, 2002, is based solely on the report of PricewaterhouseCoopers LLP, independent auditors. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        The audited financial statements of Bruker AXS Inc., not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon is incorporated herein. Such financial statements, to the extent they have been included in the financial statements of Bruker Biosciences Corporation, have been so incorporated in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any statement contained or incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 15, 2004; and

  •
  our Registration Statement on Form 8-A, filed on June 20, 2000.

        All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all of the common stock offered by this prospectus is sold are incorporated by reference in this prospectus from the date of filing of the documents, except for information furnished under Item 9 and Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein. Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

        Statements contained in this prospectus as to the contents of any contract, agreement, or other document to which we make reference are not necessarily complete. In each instance, if we have filed a copy of such contract, agreement, or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the matter included. Each statement regarding a contract, agreement, or other document is qualified in all respects by reference to the actual document.

        You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, by requesting them from us in writing or by telephone at the following address:

Bruker BioSciences Corporation
40 Manning Road
Billerica, Massachusetts 01821
Attention: Investor Relations
(978) 663-3660, ext. 1411

15,000,000 SHARES

BRUKER BIOSCIENCES CORPORATION

COMMON STOCK

PROSPECTUS

BEAR, STEARNS & CO. INC.	UBS INVESTMENT BANK
SG COWEN
, 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses payable by the Registrant and the selling stockholders in connection with the distribution of the securities being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee. All expenses shall be effected on a pro rata basis among the selling stockholders of Bruker BioSciences based on the number of shares sold by each in this offering.

SEC registration fee	$11,344
NASD fee	$9,453
Printing expenses	$170,000
Transfer agent fees and expenses	$3,500
Legal fees and expenses	$300,000
Accounting fees and expenses	$115,000
Miscellaneous fees and expenses	$40,703

Total	$650,000

Item 15. Indemnification of Directors and Officers.

        Section 145(a) of the General Corporation Law of the State of Delaware ("Delaware Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, because the person is or was a director or officer of the corporation. Such indemnity may be against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

        Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

        Article 10 of the Registrant's By-laws requires indemnification to the fullest extent permitted under Delaware law of any person who is or was a director or officer of the Registrant who is or was involved or threatened to be made so involved in any proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was serving as a director, officer, employee or agent of the Registrant or was serving at the request of the Registrant as a director, officer, employee or agent of any other enterprise.

        The foregoing statements are subject to the detailed provisions of Section 145 of the Delaware Corporation Law and Article VII of the By-laws of the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

    The following exhibits are filed herewith or incorporated by reference.

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement. (1)
3.1	Amended and Restated Certificate of Incorporation of Bruker BioSciences Corporation. (2)
3.2	Bylaws of Bruker BioSciences Corporation. (2)
4.1	Specimen Common Stock Certificate. (3)
5.1	Opinion of Nixon Peabody LLP. (1)
23.1	Consent of Nixon Peabody LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney (included on the signature page).

(1)
To be filed by amendment.

(2)
Previously filed with the SEC as an annex to and incorporated herein by reference from our Registration Statement on Form S-4, filed on May 1, 2003, as amended May 19, 2003, File No. 333-104885.

(3)
Previously filed herewith on March 19, 2004.

Item 17. Undertakings.

(a)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Billerica, Commonwealth of Massachusetts, on April 5, 2004.

BRUKER BIOSCIENCES CORPORATION
By:	/s/ FRANK H. LAUKIEN Frank H. Laukien, Ph.D. Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Frank H. Laukien and Laura Francis, and each or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-3 and to sign any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ FRANK H. LAUKIEN Frank H. Laukien, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	April 5, 2004
/s/ LAURA FRANCIS Laura Francis, CPA	Chief Financial Officer (Principal Financial and Accounting Officer)	April 5, 2004
/s/ M. CHRISTOPHER CANAVAN, JR.* M. Christopher Canavan, Jr.	Director	April 5, 2004
/s/ TAYLOR J. CROUCH* Taylor J. Crouch	Director	April 5, 2004

/s/ DANIEL S. DROSS* Daniel S. Dross	Director	April 5, 2004
/s/ COLLIN J. D'SILVA* Collin J. D'Silva	Director	April 5, 2004
/s/ DR. MARTIN HAASE* Dr. Martin Haase	Director	April 5, 2004
/s/ RICHARD D. KNISS* Richard D. Kniss	Director	April 5, 2004
/s/ WILLIAM A. LINTON* William A. Linton	Director	April 5, 2004
/s/ RICHARD M. STEIN* Richard M. Stein	Director	April 5, 2004
/s/ BERNHARD WANGLER* Bernhard Wangler	Director	April 5, 2004
*By:	/s/ FRANK H. LAUKIEN Frank H. Laukien, Ph.D. Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement.(1)
3.1	Amended and Restated Certificate of Incorporation of Bruker BioSciences Corporation.(2)
3.2	Bylaws of Bruker BioSciences Corporation.(2)
4.1	Specimen Common Stock Certificate. (3)
5.1	Opinion of Nixon Peabody LLP.(1)
23.1	Consent of Nixon Peabody LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney (included on the signature page).

(1)
To be filed by amendment.

(2)
Previously filed with the SEC as an annex to and incorporated herein by reference from our Registration Statement on Form S-4, filed on May 1, 2003, as amended May 19, 2003, File No. 333-104885.

(3)
Previously filed herewith on March 19, 2004.

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TABLE OF CONTENTS
IMPORTANT NOTICE TO READERS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Bruker Daltonics
Bruker AXS
DESCRIPTION OF COMMON STOCK
SELLING STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX